Exhibit 99.1

ROYAL BANK OF CANADA

U.S.$75,000,000,000

Senior Global Medium-Term Notes, Series J

Distribution Agreement

December 20, 2023

RBC CAPITAL MARKETS, LLC

Brookfield Place

200 Vesey Street, 8th Floor

New York, New York 10281

ANZ SECURITIES, INC.

277 Park Avenue, 31st Floor

New York, New York 10172

BARCLAYS CAPITAL, INC.

745 Seventh Avenue

New York, New York 10019

BNY MELLON CAPITAL MARKETS, LLC

240 Greenwich Street, 3W

New York, New York 10286

BOFA SECURITIES, INC.

One Bryant Park

New York, New York 10036

CAPITAL ONE SECURITIES, INC.

201 St. Charles Avenue

New Orleans, Louisiana 70170

CITIGROUP GLOBAL MARKETS INC.

388 Greenwich Street

New York, New York 10013

COMERICA SECURITIES, INC.

3551 Hamlin Road, 4th Floor, MC7476

Auburn Hills, Michigan 48326

COMMONWEALTH BANK OF AUSTRALIA

599 Lexington Avenue, 30th Floor

New York, NY 10022

DBS BANK LTD.

12 Marina Boulevard Level 41

Marina Bay Financial Centre Tower 3

Singapore 018982

DESJARDINS SECURITIES, INC.

1170, rue Peel, Suite 300

Montréal, QC Canada H3B 0A9

DEUTSCHE BANK SECURITIES INC.

1 Columbus Circle

New York, New York 10019

FIFTH THIRD SECURITIES, INC.

38 Fountain Square Plaza

Cincinnati, Ohio 45263

GOLDMAN SACHS & CO. LLC

200 West Street

New York, New York 10282

HSBC SECURITIES (USA) INC.

452 Fifth Avenue

New York, New York 10018

HUNTINGTON SECURITIES, INC.

41 South High Street-5th floor

Columbus, Ohio 43287

INSPEREX LLC

200 S. Wacker Drive, Suite 370

Chicago, Illinois 60606

J.P. MORGAN SECURITIES LLC

383 Madison Avenue

New York, New York 10179

KEYBANC CAPITAL MARKETS INC.

127 Public Square

Cleveland, Ohio 44114

MIZUHO SECURITIES USA LLC

1271 Avenue of the Americas

New York, New York 10020

MORGAN STANLEY & CO. LLC

1585 Broadway

New York, New York 10036

MUFG SECURITIES AMERICAS INC.

1221 Avenue of the Americas, 6th Floor

New York, New York 10020

NABSECURITIES, LLC

277 Park Avenue, 19th Floor

New York, New York 10172

NATIONAL BANK OF CANADA FINANCIAL, INC.

65 East 55th Street, 8th Floor

New York, New York 10022

NATIXIS SECURITIES AMERICAS LLC

1251 Avenue of the Americas

New York, New York 10020

RABO SECURITIES USA, INC.

245 Park Avenue

New York, New York 10167

REGIONS SECURITIES LLC

1180 West Peachtree St. NW, Suite 1400

Atlanta, Georgia 30309

SANTANDER US CAPITAL MARKETS LLC

437 Madison Avenue

New York, New York 10022

SG AMERICAS SECURITIES, LLC

245 Park Avenue

New York, New York 10167

SMBC NIKKO SECURITIES AMERICA, INC.

277 Park Avenue, 5th Floor

New York, New York 10172

STANDARD CHARTERED BANK

One Basinghall Avenue

London EC2V 5DD

United Kingdom

TRUIST SECURITIES, INC.

3333 Peachtree Road, 11th Floor

Atlanta, Georgia 30326

UBS FINANCIAL SERVICES, INC.

1000 Harbor Boulevard, Third Floor

Weehawken, New Jersey 07086

UBS SECURITIES LLC

1285 Avenue of the Americas

New York, New York 10019

U.S. BANCORP INVESTMENTS, INC.

214 N. Tryon Street, 26th Floor

Charlotte, NC 28202

WELLS FARGO SECURITIES, LLC

550 South Tryon Street, 5th Floor

Charlotte, North Carolina 28202

WESTPAC BANKING CORPORATION

575 Fifth Avenue, 39th Floor

New York, New York 10017

Ladies and Gentlemen:

Royal Bank of Canada, a Canadian chartered Bank (the “Bank”), proposes to issue and sell from time to time its Senior Global Medium-Term Notes, Series J (such series of securities being hereinafter referred to as the “Series” and any securities to be issued from time to time as part of such Series being hereinafter referred to individually as a “Security” and collectively as the “Securities”), in an aggregate amount up to U.S.$75,000,000,000 or the equivalent thereof in other currencies or currency units and agrees with each Agent as set forth in this Agreement. Each of the terms “the Agents,” “such Agent,” “any Agent,” “an Agent,” “each Agent,” “the Purchasing Agent,” and “the Selling Agent,” when used in this Agreement or in any Terms Agreement (as defined below) or in the Annexes hereto, shall mean RBC Capital Markets, LLC, ANZ Securities, Inc., Barclays Capital Inc., BNY Mellon Capital Markets, LLC, BofA Securities, Inc., Capital One Securities, Inc., Citigroup Global Markets Inc., Comerica Securities, Inc., Commonwealth Bank of Australia, DBS Bank Ltd., Desjardins Securities, Inc., Deutsche Bank Securities Inc., Fifth Third Securities, Inc., Goldman Sachs & Co. & LLC, HSBC Securities (USA) Inc., Huntington Securities, Inc., InspereX LLC, J.P. Morgan Securities LLC, KeyBanc Capital Markets Inc., Mizuho Securities USA LLC, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., nabSecurities, LLC, National Bank of Canada Financial, Inc., Natixis Securities Americas LLC, Rabo Securities USA, Inc., Regions Securities LLC, Santander US Capital Markets LLC, SG Americas Securities, LLC, SMBC Nikko Securities America, Inc., Standard Chartered Bank, Truist Securities, Inc., UBS Financial Services, Inc., UBS Securities LLC, U.S. Bancorp Investments, Inc., Wells Fargo Securities, LLC and Westpac Banking Corporation (individually or collectively, as the context may demand) except at any time when any other Agent is acting as such hereunder, as contemplated in Section 12 hereof.

Subject to the terms and conditions stated herein and to the reservation by the Bank of the right to sell Securities directly on its own behalf, the Bank hereby (i) appoints each Agent as an agent of the Bank for the purpose of soliciting and receiving offers to purchase Securities from the Bank when and as instructed by the Bank pursuant to Section 3(a) hereof and (ii) agrees that, except as otherwise contemplated herein, whenever it determines to sell Securities directly to any Agent as principal, it will enter into a separate agreement (each a “Terms Agreement”), substantially in the form of Annex I hereto or in such other form as may be agreed by the parties to that particular Terms Agreement, relating to such sale in accordance with Section 3(b) hereof. This Agreement shall not be construed to create either an obligation on the part of the Bank to sell any Securities or an obligation of any of the Agents to purchase any Securities as principal. The Securities will be issued under an indenture, dated as of October 23, 2003 (the “Base Indenture”), between the Bank and The Bank of New York Mellon (f/k/a The Bank of New York) (as successor to the corporate trust business of JPMorgan Chase Bank, N.A.), as Trustee (the “Trustee”), as supplemented by the first supplemental indenture dated as of July 21, 2006, between the Bank and the Trustee (the “First Supplemental Indenture”), by the second supplemental indenture dated as of February 28, 2007, between the Bank and the Trustee (the “Second Supplemental Indenture”), by the third supplemental indenture dated as of September 7, 2018, between the Bank and the Trustee (the “Third Supplemental Indenture”), by the fourth supplemental indenture dated as of June 22, 2023, between the Bank and the Trustee (the “Fourth Supplemental Indenture”), and by the fifth supplemental indenture dated as of June 22, 2023, between the Bank and the Trustee (the “Fifth Supplemental Indenture”) (the First Supplemental Indenture, together with the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, the Fifth Supplemental Indenture and the Base Indenture, the “Indenture”). The Securities shall have such terms, including the right (if any) to repayment of principal, the right (if any) to payment of interest, redemption provisions (if any) and other terms set forth in the Prospectus as defined below as it may be amended or supplemented from time to time. The Securities will be issued, and the terms and rights thereof established, from time to time by the Bank in accordance with the Indenture.

The Bank has filed with the Securities and Exchange Commission (the “Commission”) a registration statement, including a prospectus, relating to the Securities. Such registration statement as amended at the Commencement Date (as hereinafter defined), including the documents incorporated therein by reference and the information (if any) deemed to be part of the registration statement at the time of effectiveness pursuant to Rule 430B of the Securities Act of 1933, as amended (the “Act”), is hereinafter referred to as the “Registration Statement.” The Bank proposes to file with the Commission from time to time, pursuant to Rule 424 under the Act, supplements to the prospectus relating to the Securities included in the Registration Statement that will describe certain terms of the Securities. The prospectus covering the Securities dated December 20, 2023, included in such Registration Statement, in the form first used to confirm each sale of Securities (or in the form first made available to any Agent by the Bank to meet requests of purchasers pursuant to Rule 173 under the Act) is hereinafter referred to as the “Basic Prospectus.” The Basic Prospectus, as supplemented by the prospectus supplement, dated December 20, 2023, (the “Prospectus Supplement”) specifically relating to the Securities, in the form first used to confirm each sale of Securities (or in the form first made available to any Agent by the Bank to meet requests of purchasers pursuant to Rule 173 under the Act), is hereinafter referred to as the “Program Prospectus”). The Program Prospectus, as supplemented by a pricing supplement that sets forth only the terms of a particular issue of the Securities (and, together with the accompanying product prospectus supplement that sets forth terms common to one or more particular issues of the Securities (if applicable), a “Pricing Supplement”), in the form first used to confirm each sale of Securities (or in the form first made available to any Agent by the Bank to meet requests of purchasers pursuant to Rule 173 under the Act), is hereinafter referred to as the “Prospectus.” The term “preliminary prospectus” means any preliminary form of the Prospectus.

The term “free writing prospectus” has the meaning set forth in Rule 405 under the Act. The term “Time of Sale” in respect of Securities means any time at or prior to the confirmation of any sales of any such Security. The term “Time of Sale Information” means the Program Prospectus, each preliminary prospectus and/or final term sheet relating to each offering of the Securities, containing only information that describes the final terms of the Securities or the offering (the “Term Sheet”), if any, and each free writing prospectus, if any, that has been prepared by or on behalf of the Bank relating to such offering of Securities as of such Time of Sale. The term “broadly available road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the Act that has been made available without restriction to any person. As used herein, the terms “Registration Statement,” “Basic Prospectus,” “Program Prospectus,” “Prospectus,” “preliminary prospectus” and “Time of Sale Information” shall include the documents, if any, incorporated by reference therein. The terms “supplement,” “amendment” and “amend” as used herein with respect to the Registration Statement, the Basic Prospectus, any preliminary prospectus, the Time of Sale Information or free writing prospectus shall include all documents subsequently filed by the Bank with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are deemed to be incorporated by reference therein.

1. Representations and Warranties of the Bank. The Bank represents and warrants to, and agrees with, each Agent as of the Commencement Date, as of each date on which such Agent solicits offers to purchase Securities, as of each date on which the Bank accepts an offer to purchase Securities (including any purchase by an Agent as principal pursuant to a Terms Agreement), as of each date the Bank issues and delivers Securities and as of each date the Registration Statement or the Basic Prospectus is amended or supplemented, as follows (it being understood that such representations, warranties and agreements shall be deemed to relate to the Registration Statement, the Basic Prospectus, the Program Prospectus and the Prospectus, each as amended or supplemented to each such date) that:

(a) the Bank meets the requirements for use of Form F-3 (“Form F-3”) under the Act, such Registration Statement (including any pre-effective amendment thereto) and any post-effective amendment thereto, have been declared effective by the Commission; no other document with respect to such Registration Statement has been filed under the Act or transmitted for such filing with the Commission, except for any documents filed with the Commission subsequent to such effectiveness and available on the Commission’s website; and no stop order suspending the effectiveness of such Registration Statement or any post-effective amendment thereto has been issued, and no proceeding for that purpose or pursuant to Section 8A of the Act against the Bank or related to the offering of the Securities has been initiated or, to the knowledge of the Bank, threatened by the Commission;

(b) (i) Each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Information or the Prospectus complied or will comply when so filed in all material respects with the requirements of the Exchange Act and the applicable rules and regulations of the Commission thereunder, (ii) each part of the Registration Statement, when such part became effective, did not contain and each such part, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iv) the Registration Statement and the Prospectus comply and, as amended or supplemented, if applicable, will comply in all material respects with the Act and the applicable rules and regulations of the Commission thereunder, (v) the Time of Sale Information, as then amended or supplemented by the Bank, if applicable, at each Time of Sale of Securities in connection with the offering thereof when the Prospectus is not yet available to prospective purchasers and at each date on which the Bank issues and delivers Securities, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vi) each broadly available road show, if any, when considered together with the applicable Time of Sale Information, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vii) the Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (viii) any interactive data expressly included or incorporated by reference in the Registration Statement fairly presents the information called for in all material respects and has been prepared in accordance with the Commission’s rules and guidelines applicable thereto; and (ix) any applicable issuer free writing prospectus, as defined in Rule 433(h) (each, an “Issuer Free Writing Prospectus”) complies in all material respects with the Act and has been filed in accordance with the Act (to the extent required thereby), except that (A) the representations and warranties set forth in this paragraph do not apply to (1) statements or omissions in the Registration Statement, the Time of Sale Information, or the Prospectus based upon information furnished to the Bank by any Agent expressly for use therein or (2) those parts of the Registration Statement that constitute the Statements of Eligibility (Forms T-1) under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), of the Trustees and (B) the representations and warranties set forth in clauses (iv) and (vii) above, when made as of the Commencement Date or as of any date on which an Agent solicit offers to purchase Securities or on which the Bank accepts an offer to purchase Securities, shall be deemed not to cover information concerning an offering of particular Securities to the extent such information will be set forth in a supplement to the Program Prospectus;

(c) the Bank (i) validly exists as a Schedule I bank under the Bank Act (Canada); (ii) has the requisite corporate power and authority to execute and deliver this Agreement and any Terms Agreement to be entered into in respect of the Securities; (iii) has the corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Time of Sale Information and the Prospectus in all material respects; and (iv) has duly authorized, executed and delivered this Agreement and will have authorized, executed and delivered any Terms Agreement entered into in respect of the Securities, and this Agreement and any such Terms Agreement constitute and will constitute, as the case may be, the valid and legally binding agreement of the Bank enforceable in accordance with their terms, except as rights to indemnity or contribution may be limited by applicable law and subject as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights generally and to general equity principles;

(d) the Bank is not, and after giving effect to the offer and sales of the Securities and application of the proceeds thereof as described in the Registration Statement, the Time of Sale Information and the Prospectus, will not be, required to register as an “investment company,” under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder (collectively, “Investment Company Act”);

(e) any auditors who audited the financial statements incorporated by reference into the Registration Statement (any such auditor, an “Auditor”) were independent registered public accountants or chartered professional accountants, licensed public accountants, as applicable, for the period covered by such financial statements as required by the Act, the Exchange Act and the regulations thereunder, and the Bank Act (Canada);

(f) the Bank’s consolidated financial statements incorporated by reference in the Registration Statement or included, in whole or in part, in the Prospectus (and any amendments or supplements thereto) and the Time of Sale Information comply in all material respects with the applicable requirements of the Act and the Exchange Act, as applicable, and present fairly, in all material respects, the consolidated financial position, results of operations and changes in financial position of the Bank and its subsidiaries on the basis stated therein at the respective dates or for the respective periods to which they apply, and such statements and related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, consistently applied throughout the periods involved, except as may be disclosed therein;

(g) the Series has been duly authorized, and, when the Securities are issued and delivered pursuant to this Agreement and any Terms Agreement, the Securities will have been duly executed, authenticated, issued and delivered and will constitute valid and legally binding obligations of the Bank entitled to the benefits provided by the Indenture; the Indenture has been duly authorized and duly qualified under the Trust Indenture Act, and the Indenture constitutes a valid and legally binding instrument of the Bank, enforceable in accordance with its terms against the Bank, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles; and the Indenture conforms, and the Securities of any particular issuance of Securities will conform, to the descriptions thereof contained in the Registration Statement, the Time of Sale Information and the Prospectus as amended or supplemented to relate to such issuance of Securities;

(h) the execution and delivery of this Agreement and any Terms Agreement, the creation and issue of the Securities and the sale of the Securities and the consummation of the transactions contemplated by this Agreement and any Terms Agreement will not contravene any material contract, material indenture or other material agreement to which the Bank is bound, nor will such action result in the creation or imposition of any lien, charge or encumbrance upon any material property or assets of the Bank, nor will such action result in any material violation of the provisions of the Bank Act (Canada) or by-laws of the Bank or any law, administrative regulation or administrative or court order or decree of Canada or any political subdivision thereof;

(i) no consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the issue, offer and sale of the Securities by the Bank to the Agents in accordance with this Agreement and any Terms Agreement or the Indenture, except for such consents, approvals, authorizations, orders and registrations or qualifications (i) as have been obtained under the Act and the Trust Indenture Act and (ii) as may be required under applicable state securities laws in connection with the purchase and distribution of the Securities by the Agents;

(j) there has not occurred any material adverse change in the financial condition, earnings, business or operations of the Bank and its subsidiaries, taken as a whole, from that set forth in the Prospectus as amended or supplemented and the Time of Sale Information;

(k) there are no legal or governmental proceedings known to be pending or threatened to which the Bank or any of its subsidiaries is a party or to which any of the properties of the Bank or any of its subsidiaries is subject that are required to be described in the Registration Statement, the Time of Sale Information or the Prospectus as amended or supplemented and are not so described; and

(l) at the earliest time after the filing of the Registration Statement that the Bank or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Securities, and at the time of signing of the Terms Agreement, the Bank was not an “ineligible issuer” as defined in Rule 405 under the Act.

Notwithstanding the foregoing, it is understood and agreed that, with respect to any offering of Securities that are “indexed notes” (as such term is defined in the Prospectus Supplement), the representations and warranties set forth in Section 1(b)(iii), 1(b)(iv), 1(b)(v), 1(b)(vi) and 1(b)(vii), 1(g) (except as to due authorization of the Series), and 1(i) when made as of the Commencement Date, or as of any date on which any Agent solicits offers to purchase Securities, with respect to any Securities the payments of principal or interest on which, or any other payments with respect to which, will be determined by reference to one or more currency exchange rates, commodities, securities of entities affiliated or unaffiliated with the Bank, baskets of such securities, equity indices or to other property or other factors, shall be deemed not to address the application of the Commodity Exchange Act, as amended, or the rules, regulations or interpretations of the Commodity Futures Trading Commission.

2. Representations and Warranties of the Agents. Each Agent also represents, and warrants to, and agrees with, the Bank, that

(a) with respect to any offering of Securities that are “indexed notes” (as such term is defined in the Prospectus Supplement),

(i) the Agent either:

(A) is a member in good standing of the Financial Industry Regulatory Authority (“FINRA”) and the Securities Investor Protection Corporation and is registered as a broker-dealer under the Exchange Act and under the laws of each state in which such registration is required; or

(B) has the appropriate regulatory authorization under applicable foreign law and will only engage in any underwriting, dealing or brokerage activities pursuant to this Agreement in the United States to the extent that it is authorized to do so under applicable U.S. federal or state laws and regulations and will only effect sales in the United States through an affiliated or unaffiliated entity that meets the requirements of Section 2(a)(i)(A).

(ii) in making offers and sales of Securities, it will comply in all material respects with all applicable FINRA rules and operative National Association of Securities Dealers, Inc. (“NASD”) rules and all other applicable laws, rules and regulations, including but not limited to all applicable provisions of the Act and the Exchange Act and all applicable rules and regulations of the Commission and any applicable securities exchange and other applicable regulatory authority;

(iii) unless otherwise provided by applicable laws, rules and regulations then in effect, to the extent that it makes offers or sales of Securities directly to investors, it has the sole responsibility to ensure that it has a reasonable basis to believe that the Securities are suitable for the investors to whom the Securities are being sold or, if offers or sales are made to institutional accounts, that the investors are capable of evaluating the risks and merits of an investment in the Securities, and it will comply in all material respects with all applicable FINRA and NASD rules, New York Stock Exchange Rules and all other federal, state and local laws, rules and regulations (and rules of any self-regulatory organization having jurisdiction over the offer and sale of the Securities) relating to the suitability of the Securities for purchase by investors; and

(iv) it is familiar with (and, in the case of future guidance, will become familiar with) and will comply in all material respects, to the extent required, with all applicable guidance from FINRA (including future guidance) then in effect, relating to the offer and sale of Securities;

(b) it will comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells Securities or possesses or distributes the preliminary prospectus or the Prospectus or any other offering material and will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of Securities under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales; it will not offer or sell any Securities acquired pursuant to this Agreement or any Terms Agreement, directly or indirectly, in Canada or to any resident of Canada without the consent of the Bank, and further agrees that it will include a comparable provision in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to any Securities that may be entered into by such Agent; and

(c) with respect to any offering of Securities that are “indexed notes” (as such term is defined in the Prospectus Supplement), it will convey all applicable Time of Sale Information, including any information appearing on Schedule III to Annex I of the Terms Agreement, to investors prior to confirming sales (it being understood that such information may be conveyed orally); provided that the final pricing information need not be disclosed prior to confirming sales if such non-disclosure is consistent with the letter sent to certain financial institutions by the Commission’s Office of Capital Markets Trends on February 21, 2013.

3. Appointment as Agents; Terms and Procedures.

(a) (i) On the basis of the representations and warranties herein contained, and subject to the terms and conditions herein set forth, each of the Agents hereby severally and not jointly agrees, upon receipt of instructions from the Bank, to act as agent of the Bank and to use its reasonable efforts to solicit and receive offers to purchase a particular Security or Securities from the Bank upon the terms and conditions set forth in the Time of Sale Information and the Prospectus as amended or supplemented from time to time. Each Agent shall solicit offers to purchase only Securities having such terms, and shall solicit such offers only during such periods, as the Bank shall instruct such Agent. The appointment of the Agents hereunder is not exclusive and the Bank may from time to time offer Securities for sale otherwise than to or through an Agent. It is understood that if from time to time the Bank is approached by a prospective agent offering to solicit a specific purchase of Securities, the Bank may enter into an agreement with such agent with respect to such specific purchase upon such terms as the Bank and such agent may agree.

(ii) Procedural details relating to the issue and delivery of Securities, the solicitation of offers to purchase Securities and the payment in each case therefor shall be as set forth in the Administrative Procedures Memorandum attached hereto as Annex II as it may be amended from time to time by written agreement between the Agents and the Bank (the “Administrative Procedure”). The provisions of the Administrative Procedure (except as otherwise stated in an applicable Terms Agreement) shall apply to all transactions contemplated hereunder. Each Agent and the Bank agree to perform the respective duties and obligations specifically provided to be performed by each of them in the Administrative Procedure. The Bank will furnish to the Trustee a copy of the Administrative Procedure as from time to time in effect.

(iii) The Bank reserves the right, in its sole discretion, at any time when the Bank has instructed any Agent to solicit offers to purchase the Securities, to instruct such Agent to suspend, for any period of time or permanently, the solicitation of offers to purchase the Securities. As soon as practicable, but in any event not later than one business day in New York City, after receipt of notice from the Bank, such Agent will suspend solicitation of offers to purchase Securities from the Bank until such time as the Bank has instructed such Agent to resume such solicitation. During such period, the Bank shall not be required to comply with the provisions of Sections 5(g), 5(h), 5(i), 5(j) and 5(k) with regard to such Agent. Upon advising such Agent that such solicitation may be resumed, however, the Bank shall simultaneously provide the documents (if any) required to be delivered by Sections 5(g), 5(h), 5(i), 5(j) and 5(k), and such Agent shall have no obligation to solicit offers to purchase the Securities until such documents have been received by such Agent. In addition, any failure by the Bank to comply with its obligations hereunder, including its obligations to deliver the documents required by Sections 5(g), 5(h), 5(i), 5(j) and 5(k), with regard to any Agent shall automatically terminate such Agent’s obligations hereunder, including its obligations to solicit offers to purchase the Securities hereunder as agent or to purchase Securities hereunder as principal.

(iv) The Bank agrees to pay each Agent a commission, at the time of settlement of any sale of a Security by the Bank as a result of a solicitation made by such Agent, in an amount equal to between 0.0% and 1.0% of the principal amount of such Security sold, depending upon the stated maturity of such Security, or in such other amount as may be agreed between the Agent and the Bank and as set forth in the Prospectus as amended and supplemented (including any amendment or supplement made by the Time of Sale Information) under the caption “Supplemental Plan of Distribution” or any similar caption or heading.

(b) (i) Each sale of Securities by the Bank to any Agent as principal shall be made in accordance with the terms of this Agreement and (unless the Bank and such Agent shall otherwise agree) a Terms Agreement, which will provide for the sale of such Securities by the Bank to, and the purchase thereof by, such Agent; such Terms Agreement may also specify certain provisions relating to the reoffering of such Securities by such Agent. The commitment of any Agent to purchase Securities as principal, and the Bank to sell such Securities to such Agent, whether pursuant to any Terms Agreement or otherwise, shall be deemed to have been made on the basis of the representations and warranties of the Bank and the Agent herein contained and shall be subject to the terms and conditions herein set forth. Each Terms Agreement shall specify the principal amount of Securities to be purchased by any Agent pursuant thereto, the price to be paid to the Bank for such Securities, any provisions relating to rights of, and default by, underwriters acting together with such Agent in the reoffering of the Securities and the time, date and place of delivery of and payment for such Securities; such Terms Agreement shall also specify any requirements for opinions of counsel, accountants’ letters and officers’ certificates pursuant to Section 8 hereof and such Terms Agreement may also include such other provisions as the Bank and such Agent may agree upon.

(ii) For each sale of Securities by the Bank to an Agent as principal that is not made pursuant to a Terms Agreement, the Bank agrees to pay such Agent a commission (or grant an equivalent discount) as provided in Section 3(a) hereof and in accordance with the schedule set forth therein (or in such amount as may be agreed between such Agent and the Bank).

(iii) Each time and date of delivery of and payment for Securities to be purchased from the Bank by an Agent as principal, whether set forth in a Terms Agreement or in accordance with the Administrative Procedure, is referred to herein as a “Time of Delivery.”

(c) Each Agent agrees, with respect to any Security denominated in a currency other than U.S. dollars, and whether acting as agent, as principal under any Terms Agreement or otherwise, not to solicit offers to purchase or otherwise offer, sell or deliver such Security, directly or indirectly, in, or to residents of, the country issuing such currency, except as permitted by applicable law.

4. Commencement Date. The documents required to be delivered pursuant to Section 8 hereof on the Commencement Date (as defined below) shall be delivered to the Agents at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, at 10:00 a.m., New York City time, on the date of this Agreement, which date and time of such delivery may be postponed by agreement between the Agents and the Bank but in no event shall be later than the day prior to the date on which solicitation of offers to purchase the first issuance of the Series is first commenced (such time and date being referred to herein as the “Commencement Date”).

5. Certain Agreements of the Bank. The Bank agrees with each Agent:

(a) (i) the Bank has filed or will file the Program Prospectus, the preliminary prospectus (if any) and the Prospectus, each as amended and supplemented, with the Commission within the time periods specified by the Act, will file any Issuer Free Writing Prospectus to the extent required by Rule 433 under the Act and will file promptly all reports and other information required to be filed by the Bank with the Commission pursuant to Section 13(a), (c), 14 or 15(d) of the Exchange Act subsequent to the date of the Program Prospectus for so long as the delivery of a prospectus (or, in lieu thereof, the notice referred to in Rule 173(a) under the Act) is required in connection with the offering or sale of the Securities;

(ii) that prior to the termination of the offering of the Securities pursuant to this Agreement, the Bank will not file any prospectus supplement (including any product supplement or pricing supplement) relating to the Securities or any amendment to the Registration Statement relating to the Securities or the Prospectus unless the Bank has previously furnished to you a copy thereof for your review and will not file any such proposed supplement or amendment to which you reasonably object; provided, however, that the foregoing requirement shall not apply to any of the Bank’s periodic filings with the Commission required to be filed pursuant to Section 13(a), (c), 13(f), 14 or 15(d) of the Exchange Act, copies of which filings the Bank will cause to be delivered to you promptly after being transmitted for filing with the Commission. Subject to the foregoing sentence, the Bank will promptly cause each supplement to the Prospectus relating to the Securities (including any product supplement or pricing supplement) to be filed with or transmitted for filing to the Commission in accordance with Rule 424(b) under the Act. The Bank will promptly advise you (A) of the filing of any amendment or supplement to the Prospectus, (B) of the filing and effectiveness of any amendment to the Registration Statement, (C) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus or for any additional information, (D) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the institution or threatening of any proceeding for that purpose and (E) of the receipt by the Bank of any notification with respect to the suspension of the qualification of the Securities for sale in any state of the United States or the initiation or threatening of any proceeding for such purpose. The Bank will use its best efforts to prevent the issuance of any such stop order or notice of suspension of qualification and, if issued, to obtain as soon as possible the withdrawal thereof. If the Prospectus is amended or supplemented as a result of the filing under the Exchange Act of any document incorporated by reference in the Prospectus, you shall not be obligated to solicit offers to purchase Securities so long as you are not reasonably satisfied with such document;

(iii) the Bank will furnish to you a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Bank relating to the applicable offering of the Securities and the Bank will not use or refer to any proposed free writing prospectus to which you reasonably object;

(iv) that if the Time of Sale Information is being used to solicit offers to buy Securities at a time when the Pricing Supplement is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Information in order to make the statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Information conflicts with the information contained in the Registration Statement and Prospectus (as amended and supplemented) then on file, or if, in the opinion of your counsel, it is necessary to amend or supplement the Time of Sale Information to comply with applicable law, the Bank will forthwith prepare, file with the Commission and furnish, at the Bank’s own expense, to you either amendments or supplements to the Time of Sale Information so that the statements in the Time of Sale Information as so amended or supplemented will not, in the light of the circumstances when delivered to a prospective purchaser, be misleading or so that the Time of Sale Information, as amended or supplemented, will no longer conflict with the Registration Statement or Prospectus, or so that the Time of Sale Information, as amended or supplemented, will comply with applicable law;

(v) that if, at any time when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Act) relating to the Securities is required to be delivered under the Act or made available to purchasers of the Securities, any event occurs or condition exists as a result of which the Prospectus, as then amended or supplemented, would include an untrue statement of a material fact, or omit to state any material fact necessary to make the statements therein, in the light of the circumstances when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Act), as then amended or supplemented, is delivered to a purchaser, not misleading, or if, in your opinion or in the opinion of the Bank, it is necessary at any time to amend or supplement the Prospectus, as then amended or supplemented, to comply with applicable law, the Bank will immediately notify you by telephone (with confirmation in writing) to suspend solicitation of offers to purchase Securities and, if so notified by the Bank, you shall forthwith suspend such solicitation and cease using the Prospectus, as then amended or supplemented. If the Bank shall decide to amend or supplement the Registration Statement or Prospectus, as then amended or supplemented, it shall so advise you promptly by telephone (with confirmation in writing) and, at its expense, shall prepare and cause to be filed promptly with the Commission an amendment or supplement to the Registration Statement or Prospectus, as then amended or supplemented, that will correct such statement or omission or effect such compliance and will supply such amended or supplemented Prospectus to you in such quantities as you may reasonably request.

(b) the Bank will notify each Agent that is currently being invited or instructed to participate, or that is participating, in an offering of Securities as soon as practicable if it becomes an ineligible issuer (as defined in Rule 405);

(c) the Bank will endeavor to qualify the Notes for offer and sale under the securities or Blue Sky laws of such jurisdictions as you shall reasonably request; provided that in connection therewith the Bank shall not be required to file a prospectus or equivalent document or to qualify as a foreign corporation or to subject itself to taxation as doing business or to file a general consent to service of process in any jurisdiction;

(d) the Bank will make generally available to its security holders and the Agents as soon as practicable an earnings statement that satisfies the provisions of Section 11(a) of the Act and Rule 158 of the Commission promulgated thereunder covering a period of at least twelve months beginning with the first fiscal quarter of the Bank occurring after the “effective date” (as defined in Rule 158) of the Registration Statement;

(e) that so long as any of the Securities are outstanding, the Bank agrees to furnish to each Agent, upon its reasonable request, as soon as available, all reports and financial statements filed by or on behalf of the Bank with the Commission or any national securities exchange. The Bank shall be deemed to have furnished such information to such Agent if such reports and financial statements are generally available on, and can be printed and/or downloaded from, the Commission’s internet website, www.sec.gov (or any other website of which the Bank notifies such Agent);

(f) that, if required pursuant to the terms of a Terms Agreement, from the date of such Terms Agreement with such Agent or other agreement by such Agent to purchase Securities as principal and continuing to and including the later of (i) the termination of the trading restrictions for the Securities purchased thereunder, as notified to the Bank by such Agent, and (ii) the related Time of Delivery, the Bank will not, without the prior written consent of such Agent, offer, sell, contract to sell or otherwise dispose of any debt securities of the Bank which are substantially similar to the Securities, except pursuant to this Agreement or any Terms Agreement, or except in an offering of Securities that are not, and are not required to be, registered under the Act, or except in connection with a firm commitment pursuant to an underwriting agreement that does not provide for a continuous offering of medium-term debt securities;

(g) that (i) reasonably promptly after each time an annual report on Form 40-F of the Bank, or any amendment thereto, is filed with the Commission, (ii) reasonably promptly after each time any report on Form 6-K of the Bank containing interim financial statements (other than restatements or amendments of already provided financial statements) is filed with the Commission, and (iii) each time the Bank sells Securities to such Agent as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of an opinion or opinions by Davis Polk & Wardwell LLP as a condition to the purchase of Securities pursuant to such Terms Agreement, the Bank shall furnish to such counsel such papers and information as they may reasonably request to enable them to furnish to such Agent the opinion or opinions referred to in Section 8(d) hereof;

(h) that (i) reasonably promptly after each time an annual report on Form 40-F of the Bank, or any amendment thereto, is filed with the Commission, (ii) reasonably promptly after each time any report on Form 6-K of the Bank containing interim financial statements (other than restatements or amendments of already provided financial statements) is filed with the Commission, and (iii) each time the Bank sells Securities to such Agent as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of a written opinion under this Section 5(h) as a condition to the purchase of Securities pursuant to such Terms Agreement, the Bank shall cause Norton Rose Fulbright Canada LLP, Canadian counsel for the Bank, to furnish such Agent a written opinion, dated the date of such amendment, supplement or incorporation or the Time of Delivery relating to such sale, as the case may be, in form satisfactory to such Agent, to the effect that such Agent may rely on the opinion of such counsel referred to in Section 8(b) hereof which was last furnished to such Agent to the same extent as though it were dated the date of such letter authorizing reliance (except that the statements in such last opinion shall be deemed to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended and supplemented to such date) or, in lieu of such opinion, an opinion of the same tenor as the opinion of such counsel referred to in Section 8(b) hereof but modified to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended and supplemented to such date;

(i) that (i) reasonably promptly after each time an annual report on Form 40-F of the Bank, or any amendment thereto, is filed with the Commission, (ii) reasonably promptly after each time any report on Form 6-K of the Bank containing interim financial statements (other than restatements or amendments of already provided financial statements) is filed with the Commission, and (iii) each time the Bank sells Securities to such Agent as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of a written opinion under this Section 5(i) as a condition to the purchase of Securities pursuant to such Terms Agreement, the Bank shall cause Sullivan & Cromwell LLP, United States counsel for the Bank, to furnish such Agent a written opinion, dated the date of such amendment, supplement or incorporation or the Time of Delivery relating to such sale, as the case may be, in form satisfactory to such Agent, to the effect that such Agent may rely on the opinion of such counsel referred to in Section 8(c) hereof which was last furnished to such Agent to the same extent as though it were dated the date of such letter authorizing reliance (except that the statements in such last opinion shall be deemed to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended and supplemented to such date) or, in lieu of such opinion, an opinion of the same tenor as the opinion of such counsel referred to in Section 8(c) hereof but modified to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended and supplemented to such date;

(j) that (i) reasonably promptly after each time an annual report on Form 40-F of the Bank, or any amendment thereto, is filed with the Commission, (ii) reasonably promptly after each time any report on Form 6-K of the Bank containing interim financial statements (other than restatements or amendments of already provided financial statements) is filed with the Commission, and (iii) each time the Bank sells Securities to such Agent as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of a letter under this Section 5(j) as a condition to the purchase of Securities pursuant to such Terms Agreement, the Bank shall cause the Auditors to furnish such Agent a letter, dated the date of such amendment, supplement or incorporation or the Time of Delivery relating to such sale, as the case may be, in form reasonably satisfactory to such Agent, of the same tenor as the letter referred to in Section 8(e) hereof but modified to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended or supplemented to the date of such letter; provided, however, that, with respect to any financial information or other matter, such letter may reconfirm as true and correct at such date as though made at and as of such date, rather than repeat, statements with respect to such financial information or other matter made in the letter referred to in Section 8(e) hereof which was last furnished to such Agent;

(k) that (i) reasonably promptly after each time an annual report on Form 40-F of the Bank, or any amendment thereto, is filed with the Commission, (ii) reasonably promptly after each time any report on Form 6-K of the Bank containing interim financial statements (other than restatements or amendments of already provided financial statements) is filed with the Commission, and (iii) each time the Bank sells Securities to such Agent as principal and the applicable Terms Agreement specifies the delivery of a certificate under this Section 5(k) as a condition to the purchase of Securities pursuant to such Terms Agreement, the Bank shall furnish or cause to be furnished forthwith to such Agent a certificate signed by an executive officer of the Bank, dated the date of such supplement, amendment or incorporation or the Time of Delivery relating to such sale, as the case may be, to the effect that the statements contained in the certificate referred to in Section 8(g) hereof which was last furnished to such Agent are true and correct at such date as though made at and as of such date (except that such statements shall be deemed to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended and supplemented to such date), or, in lieu of such certificate, a certificate of the same tenor as the certificates referred to in said Section 8(g) but modified to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended and supplemented to such date; and

(l) to offer to any person who has agreed to purchase Securities from the Bank as the result of an offer to purchase solicited by such Agent the right to refuse to purchase and pay for such Securities if, on the related settlement date fixed pursuant to the Administrative Procedure, any condition set forth in Section 8(a) or 8(f) hereof shall not have been satisfied (it being understood that the judgment of such person with respect to the impracticability of such purchase of Securities shall be substituted, for purposes of this Section 5(l), for the respective judgments of an Agent with respect to certain matters referred to in Sections 8(a)(iii) or 8(f) and hereof, and that such Agent shall have no duty or obligation whatsoever to exercise the judgment permitted under such Sections 8(a)(iii) or 8(f) on behalf of any such person).

6. Certain Agreements of the Agents. Each Agent hereby represents and agrees that (a) unless it has obtained the prior consent of the Bank, it has not made and will not make any offer relating to the Securities that constitutes a free writing prospectus other than a free writing prospectus that contains only information substantively consistent (without any addition thereto) with information contained in a preliminary prospectus, the Prospectus or Issuer Free Writing Prospectus previously filed with the Commission by the Bank. Each Agent will comply in all material respects with the applicable requirements of the Act and the rules and regulations thereunder in connection with the use of each free writing prospectus for any offer and sale of Securities, including, without limitation, Rule 164(e) for so long as the Bank is an ineligible issuer (as defined in Rule 405);

(b) it has not and will not, without the prior written consent of the Bank, use any free writing prospectus or term sheet that contains the final terms of the Securities unless such terms have previously been included in a free writing prospectus filed with the Commission; provided that without the consent of the Bank, and notwithstanding paragraph (a) above, the Agents may use a term sheet substantially in the form of Schedule III to the Terms Agreement or a Bloomberg term sheet that contains some or all of the information in Schedule III to the Terms Agreement, so long as (i) any such term sheet does not contain any information not included in Schedule III to the Terms Agreement and (ii) any such term sheet is filed with the Commission by the Agents if required by Rule 433 under the Act;

(c) it will, pursuant to reasonable procedures developed in good faith, retain copies of each free writing prospectus used or referred to by it, in accordance with Rule 433 under the Act; and

(d) at any time an Agent is participating in an offering of Securities, it is not and will not be subject to any pending proceeding under Section 8A of the Act (and will notify the Bank as soon as practicable if such proceeding has been initiated or is pending if the Agent is currently being invited or instructed to participate or is participating in an offering of Securities).

7. Payment of Certain Expenses. The Bank covenants and agrees with each Agent that the Bank will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Bank’s counsel and accountants in connection with the registration of the Securities under the Act and all other expenses in connection with the preparation, printing and filing of the Registration Statement, the Program Prospectus, any preliminary prospectus, the Prospectus, any Pricing Supplements, any Issuer Free Writing Prospectus, any Time of Sale Information and all other amendments and supplements thereto and the mailing and delivering of copies thereof to such Agent; (ii) the cost of printing or producing this Agreement, any Terms Agreement, any Indenture, any blue sky memorandum, closing documents (including any compilations thereof) and any other documents in connection with the offering, purchase, sale and delivery of the Securities; (iii) all expenses in connection with the qualification of the Securities for offering and sale under state securities laws as provided in Section 5(c) hereof, including the fees and disbursements of counsel for the Agents in connection with such qualification and in connection with the Blue Sky Memorandum; (iv) any fees charged by securities rating services for rating the Securities; (v) any filing fees incident to, and the fees and disbursements of counsel for the Agents in connection with, any required review by FINRA of the terms of the sale of the Securities; (vi) the cost of preparing the Securities; (vii) the fees and expenses of the Trustee and any agent of the Trustee and any transfer or paying agent of the Bank and the fees and disbursements of counsel for the Trustee or such agent in connection with the Indenture and the Securities; and (viii) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section. It is understood, however, that, except as provided in this Section, and Section 8 hereof, the Agents will pay all of their own costs and expenses, including the fees of their counsel, transfer taxes on resale of any of the Securities by them, and any advertising expenses connected with any offers they may make; provided, however, that the reasonable fees and disbursements of the Agents’ counsel for the establishment and maintenance of this Series shall be paid by the Bank unless otherwise agreed by the Agents in writing.

8. Conditions to the Obligations of the Agents. The obligation of any Agent, as agent of the Bank, at any time (“Solicitation Time”) to solicit offers to purchase the Securities from the Bank and the obligation of any Agent to purchase Securities from the Bank as principal, pursuant to any Terms Agreement or otherwise, shall in each case be subject, in such Agent’s discretion, to the condition that all representations and warranties and other statements of the Bank herein (and, in the case of an obligation of an Agent under a Terms Agreement, in or incorporated by reference in such Terms Agreement) are true and correct at and as of the Commencement Date and any applicable date referred to in Section 5(k) hereof that is prior to such Solicitation Time or Time of Delivery, as the case may be, and at and as of such Solicitation Time or at and as of both such Time of Delivery and Time of Agent Purchase, as the case may be (“Time of Agent Purchase” shall mean, with respect to any obligation of an Agent to purchase Securities as principal, the time when the related Terms Agreement becomes effective or if there is no Terms Agreement, the time when the Agent otherwise becomes committed to purchase the Securities); the condition that prior to such Solicitation Time or Time of Delivery, as the case may be, the Bank shall have performed all of its obligations hereunder and under any applicable Terms Agreement theretofore to be performed; and the following additional conditions:

(a) (i) the Registration Statement (or if a post-effective amendment thereto is required to be filed under the Act, such post-effective amendment) shall have become effective; no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for such purpose or pursuant to Section 8A under the Act shall be pending before or threatened by the Commission; the Preliminary Prospectus, the Prospectus and each Issuer Free Writing Prospectus shall have been timely filed with the Commission under the Act (in the case of an Issuer Free Writing Prospectus, to the extent required by Rule 433 under the Act) and in accordance with Section 5(a) hereof; and all requests by the Commission for additional information shall have been complied with to the reasonable satisfaction of the Agents; (ii) there shall not have occurred any downgrading in the rating accorded any debt securities of the Bank by Standard & Poor’s Ratings Group or Moody’s Investors Service, Inc., or any public announcement by either such organization of an intended or potential downgrading; and (iii) there shall have been no material adverse change in the financial condition, earnings, business or operations of the Bank and its subsidiaries, taken as a whole, from that set forth in the Registration Statement, the Time of Sale Information (excluding any amendment or supplement thereto) and the Prospectus (exclusive of any amendments or supplements thereto prior to the Solicitation Time or Time of Delivery, as the case may be), which, in the judgment of such Agent, makes it impracticable to proceed with the solicitation by such Agent of offers to purchase Securities from the Bank or the purchase by such Agent of Securities from the Bank as principal, as the case may be, on the terms and in the manner contemplated in the Terms Agreement, Registration Statement, the Time of Sale Information and the Prospectus as first amended or supplemented relating to the Securities to be delivered at the relevant Time of Delivery.

(b) Norton Rose Fulbright Canada LLP, Canadian counsel for the Bank, shall have furnished to such Agent their written opinions, dated the Commencement Date and each applicable date referred to in Section 5(h) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, subject to such exceptions and qualifications as would be customary, to the effect that:

(i) [to be delivered on a Time of Delivery – the Bank validly exists as a Schedule I bank under the Bank Act (Canada) and has the corporate power to create, issue and sell the Securities] [to be delivered on other dates – the Bank validly exists as a Schedule I bank under the Bank Act (Canada) and has the corporate power to create the Series and to create, issue and sell the Securities];

(ii) [to be delivered on a Time of Delivery—the issue, sale and delivery of the Securities have been duly authorized by the Bank and all necessary corporate action has been taken by the Bank to validly issue the Securities][to be delivered on other dates—the creation of the Series has been duly authorized by the Bank and when the terms of particular Securities and the issuance and sale of such Securities have been duly authorized by all necessary corporate action in conformity with the Indenture, and when such Securities have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment in accordance with this Agreement and any applicable Terms Agreement, such Securities will be validly issued and to the extent validity of the Securities is a matter governed by the laws of the Province of Ontario or Québec, or the federal laws of Canada applicable therein, will be valid obligations of the Bank];

(iii) [to be delivered on a Time of Delivery—this Agreement and any applicable Terms Agreement have been duly authorized, executed and, to the extent delivery is a matter governed by the laws of the Province of Québec or Ontario and the federal laws of Canada applicable therein, delivered by the Bank][to be delivered on other dates – this Agreement has been duly authorized, executed and, to the extent delivery is a matter governed by the laws of the Province of Québec or Ontario and the federal laws of Canada applicable therein, delivered by the Bank];

(iv) the Indenture has been duly authorized, executed and, to the extent delivery is a matter governed by the laws of the Province of Québec or Ontario and the federal laws of Canada applicable therein, delivered by the Bank and, to the extent validity thereof is a matter governed by the laws of the Province of Québec or Ontario and the federal laws of Canada applicable therein, is valid and, with respect to the provisions thereof governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein, constitutes a legal, valid and binding obligation of the Bank enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights, to general equity principles and to limitations under the Currency Act (Canada);

(v) [to be delivered on a Time of Delivery—the execution and delivery by the Bank of, and the performance by the Bank of its obligations under this Agreement, any applicable Terms Agreement, the Indenture and the Securities do not contravene any existing provision of applicable law or result in a breach (whether after notice or lapse of time or both) of any of the terms, conditions or provisions of the Bank Act (Canada) or the by-laws of the Bank][to be delivered on other dates—the execution and delivery by the Bank of, and the performance by the Bank of its obligations under this Agreement and the Indenture do not contravene any existing provision of applicable law or result in a breach (whether after notice or lapse of time or both) of any of the terms, conditions or provisions of the Bank Act (Canada) or the by-laws of the Bank];

(vi) [to be delivered on a Time of Delivery—no registration, filing or recording of the Indenture under the laws of the Province of Québec or Ontario and the federal laws of Canada applicable therein is necessary in order to preserve or protect the validity or enforceability of the Indenture or the Securities][to be delivered on other dates—no registration, filing or recording of the Indenture under the laws of the Province of Québec or Ontario and the federal laws of Canada applicable therein is necessary in order to preserve or protect the validity or enforceability of the Indenture];

(vii) [to be delivered on a Time of Delivery—no consent, approval or authorization of, or registration, recordation or filing with, any governmental body or agency in Canada is required on the part of the Bank pursuant to the laws of the Province of Québec and the federal laws of Canada applicable therein for the issuance and sale by the Bank of the Securities to such Agent pursuant to this Agreement, any applicable Terms Agreement and the Indenture, except such as have been obtained under the Bank Act (Canada) and the Québec securities laws];

(viii) [to be delivered on a Time of Delivery—there are no documents required to be filed with the Autorité des marchés financiers (the “AMF”) in connection with the Prospectus, any Pricing Supplement or any amendment or supplement thereto or any preliminary prospectus that have not been filed as required][to be delivered on other dates—there are no documents required to be filed with the Autorité des marchés financiers (the “AMF”) in connection with the Registration Statement or the Prospectus that have not been filed as required except for the notice required to be filed by the Bank pursuant to section 12 of the Securities Act (Québec) if any subordinated debt is offered pursuant to the Basic Prospectus];

(ix) the statements in the Prospectus Supplement under the caption “Certain Income Tax Consequences—Certain Canadian Income Tax Considerations” together with the statements in the Basic Prospectus under the caption “Tax Consequences—Canadian Taxation,” insofar as such statements constitute a summary of the Canadian tax laws referred to therein, are accurate and fairly summarize in all material respects the Canadian tax laws referred to therein;

(x) the Canadian disclosure documents that are incorporated by reference in the Registration Statement (except for the financial statements and other financial and statistical data included therein or omitted therefrom, as to which such counsel expresses no opinion), when they were filed with the AMF under Québec securities laws, appear on their face to have been appropriately responsive in all material respects to the requirements of Québec securities laws as interpreted and applied by the AMF;

(xi) [to be delivered on a Time of Delivery—a court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) would give effect to the choice of the law of the State of New York (“New York Law”) as the proper law governing the Indenture (to the extent the Indenture is governed by New York Law), the Securities, this Agreement and any applicable Terms Agreement, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and provided that such choice of law is not contrary to public policy (“Public Policy”), as that term is understood under the laws in the Province of Ontario and the federal laws of Canada applicable therein (“Ontario Law”)][to be delivered on other dates—a court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) would give effect to the choice of the law of the State of New York (“New York Law”) as the proper law governing the Indenture (to the extent the Indenture is governed by New York Law) and this Agreement, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and provided that such choice of law is not contrary to public policy (“Public Policy”), as that term is understood under the laws of the Province of Ontario and the federal laws of Canada applicable therein (“Ontario Law”)];

(xii) [to be delivered on a Time of Delivery—in an action on a final and conclusive judgment in personam of any state or federal court sitting in The City of New York, New York (a “New York Court”) that is not impeachable as void or voidable under New York Law, an Ontario Court would recognize the validity of the appointment by the Bank of National Corporate Research, Ltd. as its agent for service in the United States of America under the Indenture, the Securities, this Agreement and any applicable Terms Agreement and to the provisions in the Indenture, the Securities, this Agreement and any applicable Terms Agreement whereby the Bank has submitted to the jurisdiction of a New York Court][to be delivered on other dates—in an action on a final and conclusive judgment in personam of any state or federal court sitting in The City of New York, New York (a “New York Court”) that is not impeachable as void or voidable under New York Law, an Ontario Court would recognize the validity of the appointment by the Bank of National Corporate Research, Ltd. as its agent for service in the United States of America under the Indenture and this Agreement and give effect to the provisions in the Indenture and this Agreement whereby the Bank has submitted to the jurisdiction of a New York Court];

(xiii) [to be delivered on a Time of Delivery—if the Indenture (to the extent the Indenture is governed by New York Law), the Securities, this Agreement or any applicable Terms Agreement are sought to be enforced in the Province of Ontario in accordance with the laws applicable thereto as chosen by the parties, namely New York Law, an Ontario Court would, subject to the qualifications set out in paragraph (xi) above, recognize the choice of New York Law, and apply such law, provided that in any such proceeding, and notwithstanding the parties’ choice of law, the Ontario Court (A) will not take judicial notice of the provisions of New York Law but will only apply such provisions if they are pleaded and proven by expert testimony; (B) will apply Ontario Law that under such law would be characterized as procedural and will not apply any New York Law that under Ontario Law would be characterized as procedural; (C) will apply provisions of Ontario Law that have overriding effect; (D) will not apply New York Law if such application would be characterized under Ontario Law as the direct or indirect enforcement of a foreign revenue, expropriatory or penal law or if its application would be contrary to Public Policy; and (E) will not enforce the performance of any obligation that is illegal under the laws of any jurisdiction in which the obligation is to be performed][to be delivered on other dates—if the Indenture (to the extent the Indenture is governed by New York Law) or this Agreement are sought to be enforced in the Province of Ontario in accordance with the laws applicable thereto as chosen by the parties, namely New York Law, an Ontario Court would, subject to the qualifications set out in paragraph (xi) above, recognize the choice of New York Law, and apply such law, provided that in any such proceeding, and notwithstanding the parties’ choice of law, the Ontario Court (1) will not take judicial notice of the provisions of New York Law but will only apply such provisions if they are pleaded and proven by expert testimony; (2) will apply Ontario Law that under such law would be characterized as procedural and will not apply any New York Law that under Ontario Law would be characterized as procedural; (3) will apply provisions of Ontario Law that have overriding effect; (4) will not apply New York Law if such application would be characterized under Ontario Law as the direct or indirect enforcement of a foreign revenue, expropriatory or penal law or if its application would be contrary to Public Policy; and (5) will not enforce the performance of any obligation that is illegal under the laws of any jurisdiction in which the obligation is to be performed];

(xiv) [to be delivered on a Time of Delivery—an Ontario Court would enforce a final and conclusive judgment in personam of a New York Court that is subsisting and unsatisfied respecting the enforcement of the Indenture, the Securities, this Agreement and any applicable Terms Agreement that is not impeachable as void or voidable under New York Law for a sum certain (the “Foreign Judgment”) provided that (A) the New York Court had jurisdiction over the subject matter and the parties to such agreements as recognized by the Ontario Court and the New York Court (although submission by the Bank to the jurisdiction of the New York Court pursuant to the Indenture, the Securities, this Agreement and any Terms Agreement will be sufficient for this purpose); (B) no new admissible evidence, right or defense relevant to the action accrues or is discovered prior to the rendering of a judgment by the Ontario Court; (C) an action to enforce the Foreign Judgment is commenced in the Ontario Court within any applicable limitation period; (D) the Ontario Court has discretion to stay or decline to hear an action on the Foreign Judgment if the Foreign Judgment is under appeal, or there is another subsisting judgment in any jurisdiction relating to the same cause of action; and (E) the Ontario Court will render judgment only in Canadian dollars; subject to the following defenses: (1) the Foreign Judgment was obtained by fraud or in a manner contrary to the principles of natural justice; (2) the Foreign Judgment is for a claim which under Ontario Law would be characterized as based on a foreign revenue, expropriatory or penal law; (3) the Foreign Judgment is contrary to Public Policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to therein; or (4) the Foreign Judgment has been satisfied or is void or voidable under New York Law][to be delivered on other dates—an Ontario Court would enforce a final and conclusive judgment in personam of a New York Court that is subsisting and unsatisfied respecting the enforcement of the Indenture and this Agreement that is not impeachable as void or voidable under New York Law for a sum certain (the “Foreign Judgment”) provided that (A) the New York Court had jurisdiction over the subject matter and the parties to such agreements as recognized by the Ontario Court and the New York Court (although submission by the Bank to the jurisdiction of the New York Court pursuant to the Indenture and this Agreement will be sufficient for this purpose); (B) no new admissible evidence, right or defense relevant to the action accrues or is discovered prior to the rendering of a judgment by the Ontario Court; (C) an action to enforce the Foreign Judgment is commenced in the Ontario Court within any applicable limitation period; (D) the Ontario Court has discretion to stay or decline to hear an action on the Foreign Judgment if the Foreign Judgment is under appeal, or there is another subsisting judgment in any jurisdiction relating to the same cause of action; and (E) the Ontario Court will render judgment only in Canadian dollars; subject to the following defenses: (i) the Foreign Judgment was obtained by fraud or in a manner contrary to the principles of natural justice; (ii) the Foreign Judgment is for a claim which under Ontario Law would be characterized as based on a foreign revenue, expropriatory or penal law; (iii) the Foreign Judgment is contrary to Public Policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to therein; or (iv) the Foreign Judgment has been satisfied or is void or voidable under New York Law; and

(xv) such counsel’s opinion as summarized in the Prospectus under the heading “Limitations on Enforcement of U.S. Laws Against RBC, our Management and Others” regarding enforceability of U.S. securities laws is true and correct.

Notwithstanding the foregoing, such letter furnished on the Commencement Date shall refer to the Program Prospectus in place of the Prospectus.

(c) Sullivan & Cromwell LLP, United States counsel for the Bank, shall have furnished to such Agent their written opinions, dated the Commencement Date and each applicable date referred to in Section 5(i) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, subject to such exceptions and qualifications as would be customary, to the effect that:

(i) assuming this Agreement and any applicable Terms Agreement have been duly authorized, executed and delivered by the Bank insofar as the laws of Canada, Québec and Ontario are concerned, this Agreement and any applicable Terms Agreement have been duly executed and delivered by the Bank;

(ii) all regulatory consents, authorizations, approvals and filings required to be obtained or made by the Bank under the federal laws of the United States and the laws of the State of New York (including the published rules or (regulations thereunder) that in such counsel’s experience normally are applicable to general business corporations and transactions such as those contemplated by this Agreement for the issuance, sale and delivery of the Securities by the Bank to the Agents have been obtained or made;

(iii) assuming the Indenture has been duly authorized, executed and delivered by the Bank insofar as the laws of Canada, Québec and Ontario are concerned, the Indenture has been duly executed and delivered by the Bank and duly qualified under the Trust Indenture Act of 1939 and constitutes a valid and legally binding obligation of the Bank enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.;

(iv) [to be delivered on a Time of Delivery—assuming that the Securities have been duly authorized, executed, issued and delivered by the Bank insofar as the laws of Canada, Québec and Ontario are concerned, they have been duly executed, authenticated, issued and delivered by the Bank, and constitute the valid and legally binding obligations of the Bank enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles;][to be delivered on other dates - assuming the Series has been duly authorized and established by the Bank insofar as the laws of Canada, Québec and Ontario are concerned, the Series has been duly established in conformity with the Indenture, and, when the terms of a particular Security and of its issuance and sale have been duly authorized and established by all necessary corporate action in conformity with the Indenture, and such Security has been duly completed, executed, authenticated and issued in accordance with the Indenture and delivered against payment in accordance with this Agreement, such Security will constitute a valid and legally binding obligation of the Bank enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles];

(v) assuming the validity of such action under the laws of Canada, Québec and Ontario, under the laws of the State of New York relating to submission of personal jurisdiction, the Bank has validly and effectively submitted to the personal jurisdiction of any state or Federal court in The City of New York, State of New York and has validly appointed National Corporate Research, Ltd. as its authorized agent for the purposes described in Section 16 of this Agreement; and

(vi) the Bank is not an “investment company” as defined in the Investment Company Act of 1940.

Such counsel shall also furnish a letter stating that they have reviewed the Registration Statement, the Time of Sale Information and the Prospectus as amended or supplemented and participated in discussions with representatives of the Bank, its Canadian counsel and its accountants and representatives of the Agents and their U.S. counsel; and on the basis of the information they gained in the course of the performance of such services, considered in the light of their understanding of the applicable law (including the requirements of Form F-3 and the character of the prospectus contemplated thereby) and the experience they have gained through their practice under the Act, such counsel shall confirm to the Agents that the Registration Statement, as of its effective date, the Time of Sale Information, as of the Time of Sale, and the Prospectus as amended or supplemented, as of the date of such amendment or supplement, appeared on their face to be appropriately responsive, in all material respects relevant to the offering of the Securities, to the requirements of the Act, the Trust Indenture Act and the applicable rules and regulations of the Commission thereunder, provided, however, that such counsel expresses no opinion on compliance as to form in respect of those parts of the Report on Form 40-F and the Reports on Form 6-K incorporated by reference into the Basic Prospectus that, in accordance with the Multijurisdictional Disclosure System between Canada and the United States, are prepared in conformity with applicable Canadian requirements (the Agents are receiving an opinion of Norton Rose Fulbright Canada LLP in respect of such matters); that the statements contained in the Registration Statement and the Basic Prospectus under the captions “Description of Debt Securities,” “Tax Consequences—United States Taxation” and “Plan of Distribution” and in the Prospectus Supplement, under the captions “Description of the Notes We May Offer,” “Certain Income Tax Consequences—United States Taxation” and “Supplemental Plan of Distribution,” insofar as they relate to provisions of the Securities, the Indenture or this Agreement or of United States Federal tax law therein described, constitute a fair and accurate summary of such provisions in all material respects (the “Covered Statements”); and nothing that came to the attention of such counsel in the course of their review has caused them to believe that the Registration Statement, as of its effective date, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading, that the Time of Sale Information, at the Time of Sale contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading or that the Prospectus as amended or supplemented, as of the date of such amendment or supplement, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Such letter shall also state that between the date of the Prospectus and the date of delivery of the opinion, such counsel has performed such further review as described in such letter; and nothing that has come to their attention in the course of such procedures has caused them to believe that the Prospectus, as amended or supplemented, as of the date of delivery of the opinion, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (other than, in each case, the financial statements and other financial information contained therein, as to which such counsel need express no belief). Notwithstanding the foregoing, such letter furnished on the Commencement Date shall not refer to the Time of Sale or the Time of Sale Information and shall refer to the Program Prospectus in place of the Prospectus.

Such opinion and letter may state (1) that the limitations inherent in the independent verification of factual matters and the character of determinations involved in the registration process are such that such counsel do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Time of Sale Information and the Prospectus except for the Covered Statements, (2) that they do not express any opinion or belief as to the financial statements or other financial data derived from accounting records contained in the Registration Statement, the Time of Sale Information or the Prospectus or the Prospectus Supplement, or as to management’s report of its assessment of the effectiveness of the Bank’s internal control over financial reporting or the auditors’ report as to the Bank’s internal control over financial reporting, each as included in the Registration Statement, the Basic Prospectus or the Prospectus Supplement, or as to the statement of eligibility and qualification of the Trustee under the Indenture under which the Securities are being issued, or as to any statement of the Bank or its Canadian counsel with respect to the laws of Canada, Québec or Ontario, in each case, in the Registration Statement, the Time of Sale Information or the Prospectus, or in documents incorporated by reference therein, (3) that they are passing only upon matters of United States federal and New York law and that they are relying on the opinion of Norton Rose Fulbright Canada LLP, Canadian counsel for the Bank, with respect to matters of Canadian law (including compliance with all legal requirements as interpreted and applied by the AMF), (4) that their opinion or opinions are subject to any qualifications in the opinion of such Canadian counsel for the Bank, and (5) such other exceptions and qualifications as would be customary.

(d) Davis Polk & Wardwell LLP, counsel for the Agents, shall have furnished to such Agent their written opinions, dated the Commencement Date and each applicable date referred to in Section 5(g) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, in form and substance satisfactory to such Agent with respect to the Registration Statement, the Prospectus, the Time of Sale Information, the Securities and such other matters that such Agent may reasonably request.

(e) Not later than 10:00 a.m., New York City time, on the Commencement Date and on each applicable date referred to in Section 5(j) hereof that is on or prior to such Solicitation Time or Time of Delivery, such Agent shall have received, in form and substance reasonably satisfactory to the Agents, from the Auditor, constituting statements and information of the type ordinarily included in accountants’ “comfort letters” to Agents with respect to the financial statements and certain financial information contained in or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus.

(f) On or after the date hereof or of any applicable Terms Agreement there shall not have occurred any of the following: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the Toronto Stock Exchange; (ii) a material disruption in securities settlement, payment or clearance services in the United States; (iii) a general moratorium on commercial banking activities in the City of New York or the City of Toronto, declared by either United States federal, New York State, Canadian federal or Ontario provincial authorities, as the case may be; or (iv) an outbreak or escalation of hostilities or other calamity or crisis having an adverse effect on the financial markets of the United States of America, which, in the judgment of such Agent makes it impracticable to proceed with the solicitation of offers to purchase Securities or the purchase of the Securities from the Bank as principal pursuant to the applicable Terms Agreement or otherwise, as the case may be, on the terms and in the manner contemplated in the Prospectus as first amended or supplemented relating to the Securities to be delivered at the relevant Time of Delivery.

(g) The Bank shall have furnished or caused to be furnished to such Agent a certificate signed by an executive officer of the Bank dated the Commencement Date and each applicable date referred to in Section 5(k) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, to the effect set forth in Section 8(a)(i) and (ii) above and to the effect that the representations and warranties of the Bank contained in this Agreement are true and correct as of the Commencement Date or such applicable date, as the case may be, and that the Bank has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or prior to the Commencement Date or such applicable date, as the case may be.

9. Indemnification and Contribution.

(a) The Bank agrees to indemnify and hold harmless each Agent, its affiliates, directors and officers and each person, if any, who controls any Agent within the meaning of either Section 15 of the Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities caused by (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus, the Prospectus as amended or supplemented or any amendment or supplement thereto, any Issuer Free Writing Prospectus or Time of Sale Information, or caused by any omission or alleged omission to state therein a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, in each case except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information furnished in writing to the Bank by any Agent expressly for use therein.

(b) Each Agent agrees, severally and not jointly, to indemnify and hold harmless the Bank, its directors, its officers, its authorized representative or representatives in the United States, and each person, if any, who controls the Bank within the meaning of either the Act or the Exchange Act, to the same extent as the foregoing indemnity from the Bank to each Agent, but only with reference to information relating to such Agent furnished in writing by such Agent expressly for use in the Registration Statement, the Time of Sale Information, any Issuer Free Writing Prospectus, the Prospectus or any preliminary prospectus, in each case as amended or supplemented.

(c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to either of the two preceding paragraphs, such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the Agents in the case of parties indemnified pursuant to Section 9(a) and by the Bank in the case of parties indemnified pursuant to Section 9(b). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is an actual or potential party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

(d) If the indemnification provided for in Sections 9(a) and 9(b) hereof is unavailable as a matter of law to an indemnified party in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under either such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Bank on the one hand, and the Agents on the other, from the offering of the Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Bank on the one hand, and of the Agents on the other, in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Bank on the one hand, and the Agents on the other, shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Bank bear to the total underwriting commissions received by the Agents, in each case as set forth in the table on the cover page of the Prospectus. The relative fault of the Bank and of the Agents shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Bank or by the Agents and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e) The Bank and the Agents agree that it would not be just and equitable if contribution pursuant to this Section 9 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in Section 9(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 9, no Agent shall be required to contribute any amount in excess of the amount by which the total price at which the Securities referred to in 9(d) above that were offered and sold to the public through such Agent exceeds the amount of any damages that such Agent has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Agents’ obligations to contribute pursuant to this Section 9 are several in proportion to the respective principal amounts of Securities they have agreed to offer and sell in any offering of Securities hereunder, and not joint. The remedies provided for in this Section 9 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

10. Agency.

(a) Each Agent, in soliciting offers to purchase Securities from the Bank and in performing the other obligations of such Agent hereunder (other than in respect of any purchase by an Agent as principal, pursuant to a Terms Agreement or otherwise), is acting solely as agent for the Bank and not as principal. Each Agent is acting solely in the capacity of an arm’s length contractual counterparty to the Bank with respect to the offering of Securities contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor or a fiduciary to the Bank or any other person; additionally, no Agent is advising the Bank or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction; the Bank shall consult with its own advisors concerning such matters and shall be responsible for making their own independent investigation and appraisal of the transactions contemplated hereby, and the Agents shall have no responsibility or liability to the Bank with respect to the foregoing matters; any review by the Agents of the Bank, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Agents and shall not be on behalf of the Bank.

(b) Each Agent will make reasonable efforts to assist the Bank in obtaining performance by each purchaser whose offer to purchase Securities from the Bank was solicited by such Agent and has been accepted by the Bank, but such Agent shall not have any liability to the Bank in the event such purchase is not consummated for any reason. If the Bank shall default on its obligation to deliver Securities to a purchaser whose offer it has accepted, the Bank shall (i) hold each Agent harmless against any loss, claim or damage arising from or as a result of such default by the Bank and (ii) notwithstanding such default, pay to the Agent that solicited such offer any commission to which it would be entitled in connection with such sale.

11. Survival of Certain Representations and Obligations. The respective indemnities, agreements, representations, warranties and other statements of the Bank and the several Agents, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement or any Terms Agreement, shall remain in full force and effect, regardless of any (i) termination of this Agreement or any Terms Agreement, (ii) investigation (or any statement as to the results thereof) made by or on behalf of any Agent or any controlling person of any Agent, or the Bank, or any officer or director or controlling person of the Bank, and (iii) acceptance of and payment for any of the Securities.

12. Suspension or Termination; Additional Agents; Amendments.

(a) The provisions of this Agreement relating to the solicitation of offers to purchase Securities from the Bank may be suspended or terminated at any time by the Bank as to any Agent or by any Agent as to such Agent upon the giving of written notice of such suspension or termination to such Agent or the Bank, as the case may be. In the event of such suspension or termination with respect to any Agent, (x) this Agreement shall remain in full force and effect with respect to any Agent as to which such suspension or termination has not occurred, (y) this Agreement shall remain in full force and effect with respect to the rights and obligations of any party which have previously accrued or which relate to Securities which are already issued, agreed to be issued or the subject of a pending offer at the time of such suspension or termination and (z) in any event, this Agreement shall remain in full force and effect insofar as Sections 3(a)(iv), 5(d), 5(e), 7, 9, 10 and 11 hereof are concerned.

(b) The Bank, in its sole discretion, may appoint one or more additional parties to act as Agents hereunder from time to time. Any such appointment shall be made in writing and signed by the Bank and the party so appointed. Such appointment shall become effective in accordance with its terms after the execution and delivery of such writing by the Bank and such other party. When such appointment is effective, such other party shall be deemed to be one of the Agents referred to in, and to have the rights and obligations of an Agent under, this Agreement, subject to the terms and conditions of such appointment. The Bank shall deliver a copy of such appointment to each other Agent promptly after it becomes effective.

(c) The Bank, in its sole discretion, may increase the aggregate initial offering price of the Securities from time to time without consent of, or notice to, any Agent.

(d) The Bank and any Agent may amend any provision of this Agreement with respect to such Agent without consent of, or notice to, any other Agent. Any such amendment shall be made in a writing signed by the Bank and each Agent that is a party to such amendment. In the event of such amendment, this Agreement shall remain in full force and effect with respect to any Agent that is not a party to such amendment (without giving effect to such amendment with respect to such Agent) unless suspended or terminated with respect to such Agent pursuant to clause (a) of this Section 12.

13. Default by Agent. The following terms shall apply to any Terms Agreement if provided for therein:

(a) If any Agent shall default in its obligation to purchase the Securities which it has agreed to purchase pursuant to such Terms Agreement, the representatives named in such Terms Agreement may in their discretion arrange for the representatives or another party or other parties to purchase such Securities on the terms provided by such Terms Agreement. If within thirty-six hours after such default by any Agent the representatives do not arrange for the purchase of such Securities, then the Bank shall be entitled to a further period of thirty-six hours within which to procure another party or other parties satisfactory to the representatives to purchase such Securities on such terms. In the event that, within the respective prescribed periods, the representatives notify the Bank that they have so arranged for the purchase of such Securities, or the Bank notifies the representatives that it has so arranged for the purchase of such Securities, the representatives or the Bank shall have the right to postpone the Time of Delivery for a period of not more than seven calendar days, in order to effect whatever changes may thereby be made necessary in the Registration Statement, the Time of Sale Information or the Prospectus as amended or supplemented, or in any other documents or arrangements, and the Bank agrees to file promptly any amendments or supplements to the Registration Statement, the Time of Sale Information or the Prospectus which in the representatives’ opinion may thereby be made necessary. The term “Agent” as used with respect to such Terms Agreement shall include any person substituted under this Section 13 (if applicable) with like effect as if such person had originally been a party to such Terms Agreement.

(b) If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Agent or Agents by the representatives and the Bank as provided in subsection (a) above, the aggregate principal amount of such Securities which remains unpurchased does not exceed one-eleventh of the aggregate principal amount of all the Securities covered by such Terms Agreement, then the Bank shall have the right to require each non-defaulting Agent to purchase the principal amount of Securities which such Agent agreed to purchase pursuant to such Terms Agreement and, in addition, to require each non-defaulting Agent to purchase its pro rata share (based on the principal amount of Securities which such Agent agreed to purchase pursuant to such Terms Agreement) of the Securities of such defaulting Agent or Agents for which such arrangements have not been made; but nothing herein shall relieve a defaulting Agent from liability for its default.

(c) If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Agent or Agents by the Agents and the Bank as provided in subsection (a) above, the aggregate principal amount of Securities pursuant to such Terms Agreement which remains unpurchased exceeds one-eleventh of the aggregate principal amount of all the Securities under such Terms Agreement, or if the Bank shall not exercise the right described in subsection (b) above to require non-defaulting Agents to purchase Securities of a defaulting Agent or Agents, then such Terms Agreement shall thereupon terminate, without liability on the part of any non-defaulting Agent or the Bank, except for the expenses to be borne by the Bank and the Agents as provided in Section 7 hereof incorporated therein by reference and the indemnity and contribution agreement in Section 9 hereof incorporated therein by reference; but nothing herein shall relieve a defaulting Agent from liability for its default.

14. Notices. All statements, requests, notices, including notice of a change of legal entity name, change of address, or of a successor entity to an Agent, and agreements hereunder shall be in writing, and if to the Agents shall be delivered or sent by mail, electronic mail or facsimile transmission to the addresses of the Agents as set forth in Annex III and to any other Agents at the addresses set forth in their letter of appointment delivered in accordance with Section 12; and if to the Bank shall be delivered to the address of the Bank set forth in the Registration Statement: Attention: Executive Vice-President, RBC Corporate Treasury; provided, however, that any notice to an Agent appointed pursuant to Section 12(c) hereof shall be delivered or sent by mail or facsimile transmission to such Agent at its address set forth in its Agents’ questionnaire, which address will be supplied to the Bank by such Agent upon request. Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

15. Patriot Act. In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Agents are required to obtain, verify and record information that identifies their respective clients, including the Bank, which information may include the name and address of their respective clients, as well as other information that will allow the Agents to properly identify their respective clients.

16. Successors. This Agreement and any Terms Agreement shall be binding upon, and inure solely to the benefit of, each Agent and the Bank, and to the extent provided in Sections 8 and 10 hereof, the officers and directors of the Bank and each person who controls any Agent or the Bank, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement or any Terms Agreement. No purchaser of any of the Securities through or from any Agent hereunder shall be deemed a successor or assign by reason merely of such purchase. Notice of a successor entity to an Agent shall be provided pursuant to Section 14 hereof.

17. Jurisdiction. The Bank irrevocably (i) agrees that any legal suit, action or proceeding against the Bank brought by any Agent or by any person who controls any Agent arising out of or based upon this Agreement or any Terms Agreement or the transactions contemplated hereby and thereby may be instituted in any state or federal court in The City of New York (a “New York Court”), (ii) waives, to the fullest extent it may effectively do so, any objection that it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the jurisdiction of such courts in any such suit, action or proceeding. The Bank irrevocably waives any immunity to jurisdiction to which it may otherwise be entitled or become entitled (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or based on this Agreement and any Terms Agreement or the transactions contemplated hereby and thereby that is instituted in any New York Court. The Bank has appointed Cogency Global Inc., 122 E 42nd Street, 18th Floor, New York, New York 10168, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement and any Terms Agreement or the transactions contemplated hereby and thereby that may be instituted in any New York Court by any Agent or by any person who controls any Agent, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. The Bank represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, which may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Bank shall be deemed, in every respect, effective service of process upon the Bank.

18. Business Day. Time shall be of the essence in this Agreement and any Terms Agreement. As used herein, “business day” shall mean any day when the Commission’s office in Washington, D.C. is open for business.

19. Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the relevant Agents could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Bank with respect to any sum due from it to any Agent or any person controlling any Agent shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Agent or controlling person of any sum in such other currency, and only to the extent that such Agent or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Agent or controlling person hereunder, the Bank agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Agent or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to such Agent or controlling person hereunder, such Agent or controlling person agrees to pay to the Bank an amount equal to the excess of the dollars so purchased over the sum originally due to such Agent or controlling person hereunder.

20. Governing Law. This Agreement and any Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

21. U.S. Special Resolution Regime. In the event that any Agent that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Agent of this Agreement or any Terms Agreement, and any interest and obligation in or under this Agreement or such Terms Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement or such Terms Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States. In the event that any Agent that is a Covered Entity or a BHC Act Affiliate of such Agent becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement or any Terms Agreement that may be exercised against such Agent are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement or such Terms Agreement were governed by the laws of the United States or a state of the United States.

For purposes of the preceding paragraph:

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k);

“Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b), (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b), or (iii) a

“Covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b);

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable; and

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

22.	International Regulations.

Notwithstanding and to the exclusion of any other term of this Distribution Agreement or any other agreements, arrangements, or understanding between the Bank and any BRRD Party, the Bank acknowledges and accepts that a BRRD Liability arising under this Agreement or any Terms Agreement may be subject to the exercise of EU Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by: (a) the effect of the exercise of EU Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of such BRRD Party to the Bank under this Agreement or any Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof: (i) the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon; (ii) the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of such BRRD Party or another person (and the issue to or conferral on the Bank of such shares, securities or obligations); (iii) the cancellation of the BRRD Liability; (iv) the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and (b) the variation of the terms of this Agreement or such Terms Agreement, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of EU Bail-in Powers by the Relevant Resolution Authority.

For purposes of the preceding paragraph:

“EU Bail-in Legislation” means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

“EU Bail-in Powers” means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant EU Bail-in Legislation;

“BRRD” means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

“BRRD Liability” means a liability in respect of which the relevant Write Down and Conversion Powers in the applicable EU Bail-in Legislation may be exercised;

“EU Bail-in Legislation Schedule” means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499 (or any such successor webpage); and

“Relevant Resolution Authority” means the resolution authority with the ability to exercise any EU Bail-in Powers in relation to a BRRD Party.

“BRRD Party” means any Agent subject to EU Bail-in Powers.

Notwithstanding and to the exclusion of any other term of this Agreement or any other agreements, arrangements or understanding among the Bank or two or more of the Agents, the Bank and each Agent acknowledges and accepts that a UK Bail-in Liability arising under this Agreement or any Terms Agreement may be subject to the exercise of UK Bail-in Powers by the relevant UK resolution authority, and acknowledges, accepts and agrees to be bound by:

a.

the effect of the exercise of UK Bail-in Powers by the relevant UK resolution authority in relation to any UK Bail-in Liability of any Agent to the Bank or one or more other Agents under this Agreement or any Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

i.	The reduction of all, or a portion, of the UK Bail-in Liability or outstanding amounts due thereon;

ii.

the conversion of all, or a portion, of the UK Bail-in Liability into shares, other securities or other obligations of such Agent or another person, and the issue to or conferral on one or more of the Bank or another Agent of such shares, securities or obligations;

iii.	the cancellation of the UK Bail-in Liability;

iv.	the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period;

b.

the variation of the terms of this Agreement or any Terms Agreement, as deemed necessary by the relevant UK resolution authority, to give effect to the exercise of UK Bail-in Powers by the relevant UK resolution authority.

For purposes of the preceding paragraph:

“UK Bail-in Legislation” means Part I of the UK Banking Act 2009 and any other law or regulation applicable in the UK relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

“UK Bail-in Liability” means a liability in respect of which the UK Bail-in Powers may be exercised.

“UK Bail-in Powers” means the powers under the UK Bail-in Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or affiliate of a bank or investment firm, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability.

23. Counterparts. This Agreement and any Terms Agreement may be executed by any one or more of the parties hereto and thereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument.

If the foregoing is in accordance with your understanding, please sign and return to us four counterparts hereof, whereupon this letter and the acceptance by you thereof shall constitute a binding agreement between the Bank and you in accordance with its terms.

Very truly yours,

ROYAL BANK OF CANADA

By:	/s/ Jason Drysdale
Name: Jason Drysdale
Title: Executive Vice-President and Treasurer

By:	/s/ Ken Mason
Name: Ken Mason
Title: Vice-President, Head of Capital and Term Funding

Accepted as of the date hereof:

RBC CAPITAL MARKETS, LLC

By:	/s/ Scott G. Primrose
Name: Scott G. Primrose
Title: Authorized Signatory

ANZ SECURITIES, INC.

By:	/s/ Robyn Bedil
Name: Robyn Bedil
Title: Director, Debt Capital Markets

BARCLAYS CAPITAL INC.

By:	/s/ Thomas Boone
Name: Thomas Boone
Title: Director

BNY MELLON CAPITAL MARKETS, LLC

By:	/s/ Dan Klinger
Name: Dan Klinger
Title: MD

BOFA SECURITIES, INC.

By:	/s/ Laurie Campbell
Name: Laurie Campbell
Title: Managing Director

CAPITAL ONE SECURITIES, INC.

By:	/s/ Sam Baruch
Name: Sam Baruch
Title: Authorized Signatory

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Adam D. Bordner
Name: Adam D. Bordner
Title: Director

COMERICA SECURITIES, INC.

By:	/s/ Alex Sin
Name: Alex Sin
Title: Managing Director

COMMONWEALTH BANK OF AUSTRALIA

By:	/s/ Joseph Moore
Name: Joseph Moore
Title: Director

DBS BANK LTD.

By:	/s/ Lum Moe Tchun
Name: Lum Moe Tchun
Title: Managing Director

DESJARDINS SECURITIES, INC.

By:	/s/ Ryan Godfrey
Name: Ryan Godfrey
Title: Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Mary Hardgrove
Name: Mary Hardgrove
Title: Managing Director

By:	/s/ Shamit Saha
Name: Shamit Saha
Title: Director

FIFTH THIRD SECURITIES, INC.

By:	/s/ Maria Yamat
Name: Maria Yamat
Title: Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Ali Malik
Name: Ali Malik
Title: Managing Director

HSBC SECURITIES (USA) INC.

By:	/s/ Patrice Altongy
Name: Patrice Altongy
Title: Managing Director

HUNTINGTON SECURITIES, INC.

By:	/s/ Nicholas Muzychak
Name: Nicholas Muzychak
Title: Senior Managing Director

INSPEREX LLC

By:	/s/ A. Brad Busscher
Name: A. Brad Busscher
Title: CAO and General Counsel

J.P. MORGAN SECURITIES LLC

By:	/s/ Stephen L. Sheiner
Name: Stephen L. Sheiner
Title: Executive Director

KEYBANC CAPITAL MARKETS INC.

By:	/s/ Eric Peiffer
Name: Eric Peiffer
Title: Managing Director

MIZUHO SECURITIES USA LLC

By:	/s/ Julian Rudin
Name: Julian Rudin
Title: Authorized Signatory

MORGAN STANLEY & CO. LLC

By:	/s/ Howard Brocklehurst
Name: Howard Brocklehurst
Title: Managing Director

MUFG SECURITIES AMERICAS INC.

By:	/s/ Kimberly Boulmetis
Name: Kimberly Boulmetis
Title: Managing Director

NABSECURITIES, LLC

By:	/s/ Jeffrey Bagnati
Name: Jeffrey Bagnati
Title: Vice President

NATIONAL BANK OF CANADA FINANCIAL, INC.

By:	/s/ Robert D. Miller
Name: Robert D. Miller
Title: Managing Director

NATIXIS SECURITIES AMERICAS LLC

By:	/s/ Anthony V. Ferraro
Name: Anthony V. Ferraro
Title: Managing Director

By:	/s/ Deborah Marzetti
Name: Deborah Marzetti
Title: Vice President

RABO SECURITIES USA, INC.

By:	/s/ Jan Hendrik de Graaff
Name: Jan Hendrik de Graaff
Title: Managing Director

By:	/s/ Mehdi Manii
Name: Mehdi Manii
Title: Executive Director

REGIONS SECURITIES LLC

By:	/s/ Nicole Black
Name: Nicole Black
Title: Managing Director

SANTANDER US CAPITAL MARKETS LLC

By:	/s/ Richard Zobkiw
Name: Richard Zobkiw
Title: Executive Director

SG AMERICAS SECURITIES, LLC

By:	/s/ Eric Meunier
Name: Eric Meunier
Title: Global Head of DCM Financial Institutions

SMBC NIKKO SECURITIES AMERICA, INC.

By:	/s/ Thomas Bausano
Name: Thomas Bausano
Title: Managing Director

STANDARD CHARTERED BANK

By:	/s/ Rajan Bagri
Name: Rajan Bagri
Title: Managing Director, Head, FIG Capital Markets - Europe and Americas

TRUIST SECURITIES, INC.

By:	/s/ Robert Nordlinger
Name: Robert Nordlinger
Title: Authorized Signatory

UBS FINANCIAL SERVICES, INC.

By:	/s/ Elliott Appel
Name: Elliott Appel
Title: Executive Director

By:	/s/ Deep Gandhi
Name: Deep Gandhi
Title: Managing Director

UBS SECURITIES LLC

By:	/s/ Jay Anderson
Name: Jay Anderson
Title: Managing Director

By:	/s/ Aaron Dupere
Name: Aaron Dupere
Title: Associate Director

U.S. BANCORP INVESTMENTS, INC.

By:	/s/ Julie Brendel
Name: Julie Brendel
Title: Managing Director

WELLS FARGO SECURITIES, LLC

By:	/s/ Carolyn Hurley
Name: Carolyn Hurley
Title: Managing Director

WESTPAC BANKING CORPORATION

By:	/s/ Mark van der Griend
Name: Mark van der Griend
Title: Executive Director

ANNEX I

ROYAL BANK OF CANADA

U.S.$[ ]

Senior Global Medium-Term Notes, Series J

Terms Agreement

                    , 202

[Insert names of lead agents]

Ladies and Gentlemen:

Royal Bank of Canada, a Canadian chartered Bank (the “Bank”), proposes, subject to the terms and conditions stated herein and in the Distribution Agreement, dated December 20, 2023 as supplemented by the Letter of Appointment, dated [•] (the “Distribution Agreement”), between the Bank on the one hand and RBC Capital Markets, LLC and any other party acting as Agent thereunder on the other, to issue and sell to you the securities specified in the Schedule hereto (the “Purchased Securities”). Each of the provisions of the Distribution Agreement not specifically related to the solicitation by the Agents, as agents of the Bank, of offers to purchase Securities is incorporated herein by reference in its entirety, and shall be deemed to be part of this Terms Agreement to the same extent as if such provisions had been set forth in full herein. Nothing contained herein or in the Distribution Agreement shall make any party hereto an agent of the Bank or make such party subject to the provisions therein relating to the solicitation of offers to purchase Securities from the Bank, solely by virtue of its execution of this Terms Agreement. Each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Terms Agreement, except that each representation and warranty that refers to the Prospectus or the Time of Sale Information (as therein defined) in Section 1 of the Distribution Agreement shall be deemed to be a representation or warranty as of the date of the Distribution Agreement in relation to the Prospectus or the Time of Sale Information, and also a representation and warranty as of the date of this Terms Agreement in relation to the Prospectus or the Time of Sale Information, as the case may be, each as amended or supplemented to the date hereof and each as amended or supplemented relating to the Purchased Securities that are the subject of this Terms Agreement. Unless otherwise defined herein, terms defined in the Distribution Agreement are used herein as therein defined.

[Notwithstanding the foregoing, insofar as it is deemed to be incorporated in and made a part of this Terms Agreement, the Distribution Agreement shall be subject to, and to the extent necessary amended by, the Letter of Appointment pursuant to which we appointed each of you (other than RBC Capital Markets, LLC, ANZ Securities, Inc., Barclays Capital, Inc., BNY Mellon Capital Markets, LLC, BofA Securities, Inc., Capital One Securities, Inc., Citigroup Global Markets Inc., Comerica Securities, Inc., Commonwealth Bank of Australia, DBS Bank Ltd., Desjardins Securities, Inc., Deutsche Bank Securities Inc., Fifth Third Securities, Inc., Goldman Sachs & Co. & LLC, HSBC Securities (USA) Inc., Huntington Securities, Inc., InspereX LLC, J.P. Morgan Securities LLC, KeyBanc Capital Markets Inc., Mizuho Securities USA LLC, Morgan Stanley & Co. LLC, MUFG

Annex I - 1

Securities Americas Inc., nabSecurities, LLC, National Bank of Canada Financial, Inc., Natixis Securities Americas LLC, Rabo Securities USA, Inc., Regions Securities LLC, Santander US Capital Markets LLC, SG Americas Securities, LLC, SMBC Nikko Securities America, Inc., Standard Chartered Bank, Truist Securities, Inc., UBS Financial Services, Inc., UBS Securities LLC, U.S. Bancorp Investments, Inc., Wells Fargo Securities, LLC and Westpac Banking Corporation) to act as an Agent under the Distribution Agreement on certain terms and conditions specified in such letter. For all purposes of this Terms Agreement, references to the “Agents” shall mean the Purchasing Agents, for which [    ] (the “Lead Agents”) are acting as representatives. Each of you agrees that all determinations to be made by the Purchasing Agents under this Terms Agreement, including the determination whether or not the conditions in Section 8 of the Distribution Agreement have been satisfied and, if not, whether or not any such conditions shall be waived, shall be made solely by the Lead Agents, on behalf of the Purchasing Agents.]

A pricing supplement relating to the Purchased Securities, substantially in the form heretofore delivered to you, is now proposed to be filed with the Commission.

Subject to the terms and conditions set forth herein and in the Distribution Agreement incorporated herein by reference, the Bank agrees to issue and sell to [each of] you, and [each of] you agree[s, severally and not jointly,] to purchase from the Bank at the time and place and at the purchase price set forth in the Schedule hereto, the principal amount of Purchased Securities set forth [opposite your respective name] in the Schedule hereto. You further agree that any Purchased Securities offered and sold by you to initial purchasers will be offered and sold at the price to public, and in accordance with the provisions relating to commissions and fees, if any, set forth in the Schedule hereto, unless you and the Bank otherwise agree.

This Terms Agreement shall be governed by the laws of the State of New York. This Terms Agreement may be signed in counterparts, each of which shall be deemed an original, which taken together shall constitute one and the same instrument.

[Notwithstanding and to the exclusion of any other term of this Terms Agreement or any other agreements, arrangements, or understanding between the Bank and any BRRD Party, the Bank acknowledges and accepts that a BRRD Liability arising under this Terms Agreement may be subject to the exercise of EU Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by: (a) the effect of the exercise of EU Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of such BRRD Party to the Bank under this Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof: (i) the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon; (ii) the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of such BRRD Party or another person (and the issue to or conferral on the Bank of such shares, securities or obligations); (iii) the cancellation of the BRRD Liability; (iv) the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and (b) the variation of the terms of this Terms Agreement, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of EU Bail-in Powers by the Relevant Resolution Authority.

For purposes of the preceding paragraph:

Annex I - 2

“EU Bail-in Legislation” means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

“EU Bail-in Powers” means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant EU Bail-in Legislation;

“BRRD” means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

“BRRD Liability” means a liability in respect of which the relevant Write Down and Conversion Powers in the applicable EU Bail-in Legislation may be exercised;

“EU Bail-in Legislation Schedule” means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499 (or any such successor webpage); and

“Relevant Resolution Authority” means the resolution authority with the ability to exercise any EU Bail-in Powers in relation to a BRRD Party.

“BRRD Party” means any Agent subject to EU Bail-in Powers.]

[In the event that any Agent that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Agent of this Terms Agreement, and any interest and obligation in or under this Terms Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Terms Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States. In the event that any Agent that is a Covered Entity or a BHC Act Affiliate of such Agent becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Terms Agreement that may be exercised against such Agent are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Terms Agreement were governed by the laws of the United States or a state of the United States.

For purposes of the preceding paragraph:

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k);

“Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b), (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b), or (iii) a

“Covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b);

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable; and

Annex I - 3

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.]

[Notwithstanding and to the exclusion of any other term of this Agreement or any other agreements, arrangements or understanding among the Bank or two or more of the Agents, the Bank and each Agent acknowledges and accepts that a UK Bail-in Liability arising under this Agreement may be subject to the exercise of UK Bail-in Powers by the relevant UK resolution authority, and acknowledges, accepts and agrees to be bound by:

a.

the effect of the exercise of UK Bail-in Powers by the relevant UK resolution authority in relation to any UK Bail-in Liability of any Agent to the Bank or one or more other Agents under this Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

i.	The reduction of all, or a portion, of the UK Bail-in Liability or outstanding amounts due thereon;

ii.

the conversion of all, or a portion, of the UK Bail-in Liability into shares, other securities or other obligations of such Agent or another person, and the issue to or conferral on one or more of the Bank or another Agent of such shares, securities or obligations;

iii.	the cancellation of the UK Bail-in Liability;

iv.	the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period;

b.	the variation of the terms of this Agreement, as deemed necessary by the relevant UK resolution authority, to give effect to the exercise of UK Bail-in Powers by the relevant UK resolution authority.

For purposes of the preceding paragraph:

“UK Bail-in Legislation” means Part I of the UK Banking Act 2009 and any other law or regulation applicable in the UK relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

“UK Bail-in Liability” means a liability in respect of which the UK Bail-in Powers may be exercised.

“UK Bail-in Powers” means the powers under the UK Bail-in Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or affiliate of a bank or investment firm, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability.]

Annex I - 4

If the foregoing is in accordance with your understanding, please sign and return to us __ counterparts hereof, and upon acceptance hereof by you [, on behalf of each of the Agents,] this letter and such acceptance hereof, including the provisions of the Distribution Agreement incorporated herein by reference, shall constitute a binding agreement between [you] [each of the Agents] and the Bank. [It is understood that your acceptance of this letter on behalf of each of the Agents is or will be pursuant to authority granted to you by such Agent.]

Very truly yours, ROYAL BANK OF CANADA

By:
Name:
Title:

By:
Name:
Title:

Accepted as of the date hereof as Lead Agents on behalf of the Purchasing Agents set forth in the Schedule hereto

[ ]

By:
Name:
Title:

[Insert signature boxes of Lead Agents]

Annex I - 5

Schedule I to Annex I

Title of Purchased Securities:

Senior Global Medium-Term Notes, Series J

Aggregate Principal Amount:

[$]

Purchasing Agents:

Name of Purchasing Agent	Principal Amount of Notes
$
Total	$

Price to Public:

As set forth in the Pricing Supplement

Purchase Price by Agents:

As set forth in the Pricing Supplement

[Commission:

As set forth in the Pricing Supplement]

Form of Purchased Securities:

[Definitive form, to be made available for checking and packaging at least twenty-four hours prior to the Closing Date at the office of [The Depository Trust Company (“DTC”) or its designated custodian] [representative of the Agents]].

[Book-entry only form represented by one or more global securities deposited with The Depository Trust Company (“DTC”) or its designated custodian, to be made available for checking by representatives of the Agents at least twenty-four hours prior to the Closing Date at the office of the custodian.]

[Book-entry only form represented by a master note deposited with The Depository Trust Company (“DTC”) or its designated custodian, to be made available for checking by representatives of the Agents at least twenty-four hours prior to the Closing Date at the office of the custodian.]

Specified Funds for Payment of Purchase Price:

Federal (same-day) funds

Annex I Schedule I-1

Closing Date:

a.m. (New York City time), or such other time as may be agreed upon by the parties hereto, on                 , 20__

Indenture:

Indenture dated as of October 23, 2003, between the Bank and The Bank of New York Mellon (f/k/a The Bank of New York) (as successor to JPMorgan Chase Bank, N.A.), as Trustee, as supplemented by the First Supplemental Indenture dated as of July 21, 2006, between the Bank and the Trustee, the Second Supplemental Indenture dated as of February 28, 2007, between the Bank and the Trustee, the Third Supplemental Indenture dated as of September 7, 2018, between the Bank and the Trustee, the Fourth Supplemental Indenture dated as of June 22, 2023, between the Bank and the Trustee, and the Fifth Supplemental Indenture dated as of June 22, 2023, between the Bank and the Trustee (collectively, the “Indenture”).

Maturity Date:

Interest Rate:

[    %] [Zero Coupon] [Insert Floating Rate Terms]

Interest Payment Dates:

[months and dates, commencing                     , 20        ]

Redemption Provisions:

[No provisions for redemption]

[The Purchased Securities may be redeemed, in whole or in part at the option of the Bank, in the amount of [$                 or an integral multiple thereof,

[on or after                ,    at the following redemption prices (expressed in percentages of principal amount). If [redeemed on or before                ,    %, and if] redeemed during the 12-month period beginning                 ,

Year	Redemption Price

and thereafter at 100% of their principal amount, together in each case with accrued interest to the redemption date.]

[on any interest payment date falling on or after                ,                , at the election of the Bank, at a redemption price equal to the principal amount thereof, plus accrued interest to the date of redemption.]]

Annex I Schedule I-2

[Other possible redemption provisions, such as mandatory redemption upon occurrence of certain events or redemption for changes in tax law]

[Restriction on refunding]

Sinking Fund Provisions:

[No sinking fund provisions]

[The Purchased Securities are entitled to the benefit of a sinking fund to retire [$                ] principal amount of Purchased Securities on                 in each of the years                through                at 100% of their principal amount plus accrued interest[, together with [cumulative] [noncumulative] redemptions at the option of the Bank to retire an additional [$                 ] principal amount of Purchased Securities in the years                through                at 100% of their principal amount plus accrued interest.]

[If Purchased Securities are extendable debt securities, insert—

Extendable Provisions:

Purchased Securities are repayable on                ,                [insert date and years], at the option of the holder, at their principal amount with accrued interest. The initial annual interest rate will be                %, and thereafter the annual interest rate will be adjusted on                 ,                and                to a rate not less than    % of the effective annual interest rate on U.S. Treasury obligations with    -year maturities as of the [insert date 15 days prior to maturity date] prior to such [insert maturity date].]

[If Purchased Securities are floating rate debt securities, insert—

Defeasance provisions:

Closing Location for Delivery of Purchased Securities:

Documents to be Delivered:

The following documents referred to in the Distribution Agreement shall be delivered as a condition to the Closing:

[None]

[(1)	The corporate and validity opinions of counsel to the Bank referred to in Sections 5(h) and 5(i).]

[(2)	The opinion of counsel to the Agents referred to in Section 5(g).]

[(3)	The accountants’ letter referred to in Section 5(j).]

[(4)	The officers’ certificate referred to in Section 5(k).]

Annex I Schedule I-3

Additional Closing Conditions:

Names and addresses of Lead Agents:

Address for Notices, etc.:

Other Terms:

[The provisions of Section 13 of the Distribution Agreement shall apply with respect to this Terms Agreement, and the representative referred to in Section 13 shall be [RBC Capital Markets, LLC].]

[The Agents agree to pay for the fees and expenses of the underwriters’ counsel.]

With regard to the offering and sale of the Securities, all determinations and actions required or permitted to be made pursuant to the Distribution Agreement or the Terms Agreement by the Agent(s) or the representatives (including determinations as to whether or not any closing condition has been satisfied and whether or not any unsatisfied conditions shall be waived) shall instead be made [solely] by [RBC Capital Markets, LLC] on behalf of all of the Agents or representative.]

Annex I Schedule I-4

Schedule II to Annex I

Form of Agreement between the Agent(s) and the Bank in Respect of Time of Sale Information and pricing information for the Offering of [identify issue]

In connection with the offering of the Purchased Securities, the Agents and the Bank agree as follows:

a.	Time of Sale Information

Time of Sale: [    ] on the date of this Terms Agreement

The preliminary pricing supplements that are to be included in the Time of Sale Information are as follows:

[list each preliminary pricing supplement and, if applicable, each product prospectus supplement to be included in the Time of Sale Information]

The Issuer Free Writing Prospectuses that are to be included in the Time of Sale Information are as follows:

[list each Free Writing Prospectus to be included in the Time of Sale Information]

b.	Pricing Information To Be Provided by Agents

See Schedule III

Annex I Schedule II-1

Schedule III to Annex I

Form of Agreement between the Agent(s) and the Bank in Respect of a Term Sheet used to communicate Time of Sale Information and pricing information for the Offering of [identify issue]

In connection with the offering of the Purchased Securities, the Agents and the Bank agree that the Term Sheet used to communicate Time of Sale Information and pricing information for the above-referenced offering shall be as follows:

[Issuer Name] [securities offered]
Issuer:	Royal Bank of Canada

Title of the Series:

Expected Ratings[i]:

Principal Amount:

Issue Price:

Estimated Valueii:

Trade Date:

Settlement Dateiii:

Maturity Date:

Minimum Denomination:

Interest Rate:

Treasury Benchmark:

[i]	A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.
ii	For structured notes only.
iii

Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle no later than two business days after the trade date, unless the parties to such trade expressly agree otherwise at the time of the trade. [Accordingly, purchasers who wish to trade on any date more than two business days prior to delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in [●] business days (T+[●]), to specify alternative settlement arrangements to prevent a failed settlement.]

Annex I Schedule III-1

Treasury Benchmark Price:

Treasury Yield:

Re-offer Spread to Treasury Benchmark:

Re-Offer Yield:

Fees:

Interest Payment Dates:

Payment Convention:	Unadjusted following business day convention

Business Days:	New York, Toronto

Day Count Fraction:	30/360

Listing:	None

Optional Redemption:	None

CUSIP / ISIN:

Lead Managers and Joint Book Runners:

Co-Managers:

Royal Bank of Canada (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead managers will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting [•].

Annex I Schedule III-2

ANNEX II

ADMINISTRATIVE PROCEDURES MEMORANDUM

(Dated as of December 20, 2023)

FOR

ROYAL BANK OF CANADA

Senior Global Medium-Term Notes, Series J

The Senior Global Medium-Term Notes, Series J (the “Securities”) may from time to time be offered on a continuing basis for sale by the Royal Bank of Canada (the “Bank”) through each of RBC Capital Markets, LLC, ANZ Securities, Inc., Barclays Capital, Inc., BNY Mellon Capital Markets, LLC, BofA Securities, Inc., Capital One Securities, Inc., Citigroup Global Markets Inc., Comerica Securities, Inc., Commonwealth Bank of Australia, DBS Bank Ltd., Desjardins Securities, Inc., Deutsche Bank Securities Inc., Fifth Third Securities, Inc., Goldman Sachs & Co. & LLC, HSBC Securities (USA) Inc., Huntington Securities, Inc., InspereX LLC, J.P. Morgan Securities LLC, KeyBanc Capital Markets Inc., Mizuho Securities USA LLC, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., nabSecurities, LLC, National Bank of Canada Financial, Inc., Natixis Securities Americas LLC, Rabo Securities USA, Inc., Regions Securities LLC, Santander US Capital Markets LLC, SG Americas Securities, LLC, SMBC Nikko Securities America, Inc., Standard Chartered Bank, Truist Securities, Inc., UBS Financial Services, Inc., UBS Securities LLC, U.S. Bancorp Investments, Inc., Wells Fargo Securities, LLC and Westpac Banking Corporation and each of the agents appointed in accordance Section 12 of the Distribution Agreement to which these Administrative Procedures are an exhibit (the “Distribution Agreement”), who (each, a “Distribution Agent” and, collectively, the “Distribution Agents”) may purchase the Securities, as principal from the Bank for resale to investors and other purchasers in accordance with the Distribution Agreement. In addition, if agreed to by the Bank and the applicable Distribution Agent, such Distribution Agent may utilize its reasonable efforts on an agency basis to solicit offers to purchase the Securities. Only those provisions in these Administrative Procedures that are applicable to the particular role that a Distribution Agent will perform shall apply. Whenever these Administrative Procedures indicate that information may be set forth in a Note, such information may also be set forth in a Pricing Supplement to the Prospectus (as defined below).

The Bank of New York Mellon (or such other agent appointed in accordance with the Indenture) will act as registrar (the “Registrar”) and domestic paying agent for the Securities through its office in New York, New York. As used herein, the term “Prospectus” refers to the most recent Prospectus, as such document may be amended or supplemented, which has been prepared by the Bank for use by the Distribution Agents in connection with the offering of the Securities. As used herein, the term “Pricing Supplement” has the meaning ascribed thereto in the Distribution Agreement.

Annex II-1

Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed thereto in the Securities or the Prospectus.

DTC REGISTERED GLOBAL NOTES

Securities may be issued in book-entry form (each beneficial interest in a global Note, a “Book-Entry Note” and collectively, the “Book-Entry Notes”) and represented by one or more fully registered global Notes (each, a “Global Note” and collectively, the “Global Notes”) held by or on behalf of The Depository Trust Company, as depositary (“DTC,” which term includes any successor thereof), and recorded in the book-entry system maintained by DTC. Book-Entry Notes represented by a Global Note are exchangeable for definitive Notes in registered form, of like tenor and of an equal aggregate principal amount, by the owners of such Book-Entry Notes only upon certain limited circumstances described in the Prospectus.

In connection with the qualification of Book-Entry Notes for eligibility in the book-entry system maintained by DTC, the Bank or its agents will perform the custodial, document control and administrative functions described below, in accordance with their respective obligations under the applicable Letters of Representations from the Bank to DTC relating to the Program, and a Certificate of Deposit Agreement between the Bank and DTC (the “Certificate Agreement”), and the Bank’s obligations as a participant in DTC, including DTC’s Same-Day Funds Settlement System (“SDFS”).

Settlement Procedures for Book-Entry Notes:	Settlement Procedures with regard to Book-Entry Securities purchased by each Distribution Agent as principal or sold by each Distribution Agent, as agent of the Bank, will be as follows (which will have been agreed to by the Bank and such Distribution Agent in accordance with the Distribution Agreement):

(A) The Distribution Agent will advise the Bank by telephone, confirmed by facsimile or e-mail (with a copy to the Registrar), of the following settlement information:

1.  Taxpayer identification number of the purchaser.

2.  Principal amount of such Book-Entry Notes.

3.  Each term specified in the applicable Pricing Supplement.

4.  Price to public, if any, of such Book-Entry Notes (if such Book-Entry Notes are not being offered “at the market”).

Annex II-2

5.  Trade Date.

6.  Settlement Date (Original Issue Date).

7.  Maturity Date.

8.  Redemption provisions, if any, including: Initial Redemption Date, Initial Redemption Percentage and Annual Redemption Percentage Reduction.

Repayment provisions, if any, including Holder’s Optional Repayment Date(s).

9.  Net proceeds to the Bank.

10.  Whether such Book-Entry Notes are being sold to the Distribution Agent as principal or to an investor or other purchaser through the Distribution Agent acting as agent for the Bank.

11. The Distribution Agent’s commission or discount, as applicable. 12. Whether such Book-Entry Notes are being issued with Original Issue Discount and the terms thereof. 13. Default Rate.

14.  Identification numbers of participant accounts maintained by DTC on behalf of the Distribution Agent.

15.  Whether additional documentation will be required for Securities being sold to the Distribution Agent as principal.

16.  Such other information specified with respect to such Book-Entry Notes (whether by Addendum or otherwise).

(B) The Distribution Agent will assign a CUSIP number of the appropriate series of such Book-Entry Notes.

Annex II-2

(C)  The Distribution Agent will communicate to DTC through DTC’s Participant Terminal System, a pending deposit message specifying the following settlement information:

1.  The information set forth in Settlement Procedure A.

2.  The identification numbers of the participant accounts maintained by DTC on behalf of the Registrar and the Distribution Agent.

3.  Identification of the Book-Entry Note as a Fixed Rate Book-Entry Note, Floating Rate Book-Entry Note of Indexed Note.

4.  The initial Interest Payment Date for such series of Book-Entry Notes, the number of days by which such date succeeds the related Record Date and, if then calculable, the amount of interest payable on such Interest Payment Date (which amount shall have been confirmed by the Bank).

5.  The CUSIP number of such series of Book-Entry Notes.

6.  Whether such Global Note represents any other Securities issued or to be issued in book-entry form.

The Distribution Agent will complete and deliver to the Trustee a bank order in substantially the same form as Schedule I to Annex II hereto (the “Bank Order”) with respect to the Global Note representing such Book-Entry Notes in a form that has been approved by the Bank and the Distribution Agent and the Bank will deliver its authentication instructions to the Trustee.

(D)  The Trustee will notate pursuant to the Bank’s instructions the Global Note with respect to such series of Book-Entry Notes as approved by the Bank and the Distribution Agent and, in the case of a master note, retain the applicable Pricing Supplements from which the terms of such Global Note are incorporated. In the case of Book-Entry Notes represented by a master note, such notation will be deemed for purposes of these Administrative Procedures, the Indenture and any master note, to constitute the authentication of such Book-Entry Notes.

Annex II-3

(E) DTC will credit the Book-Entry Notes represented by such Global Note to the participant account of the Registrar maintained by DTC.

(F)  The Registrar will enter an SDFS deliver order through DTC’s Participant Terminal System instructing DTC (i) to debit such Book-Entry Notes to the Registrar’s participant account and credit such Book-Entry Notes to the participant account of the Distribution Agent maintained by DTC and (ii) to debit the settlement account of the Distribution Agent and credit the settlement account of the Registrar maintained by DTC, in an amount equal to the price of such Book-Entry Notes less such Distribution Agent’s commission or discount. Any entry of such deliver order shall be deemed to constitute a representation and warranty by the Registrar to DTC that (i) the Global Note representing such Book-Entry Notes has been issued and authenticated and (ii) the Registrar is holding such Global Note pursuant to the Certificate Agreement.

(G)  In the case of Book-Entry Notes sold through a Distribution Agent acting as agent, the Distribution Agent will enter an SDFS deliver order through DTC’s Participant Terminal System instructing DTC (i) to debit such Book-Entry Notes to the Distribution Agent’s participant account and credit such Book-Entry Notes to the participant accounts of the Participants maintained by DTC and (ii) to debit the settlement accounts of such Participants and credit the settlement account of the Distribution Agent maintained by DTC, in an amount equal to the offering price of such Book-Entry Notes.

(H) Transfers of funds in accordance with SDFS delivery orders described in Settlement Procedures F and G will be settled in accordance with SDFS operating procedures in effect on the Settlement Date.

(I)   In the case of Book-Entry Notes sold through a Distribution Agent acting as agent, the Distribution Agent will confirm the purchase of such Book-Entry Notes to the purchaser either by transmitting to the Participant with respect to such Book-Entry Notes a confirmation order through DTC’s Participant Terminal System or by mailing a written confirmation to such purchaser.

Annex II-4

Settlement Procedures Timetable:	For offers to purchase Book-Entry Notes accepted by the Bank, Settlement Procedures “A” through “I” set forth above shall be completed as soon as possible but no later than the respective times (New York City time) set forth below:

	Settlement Procedure	Time
	A	11:00 a.m. on the Trade Date

	B	12:00 noon on the Trade Date

	C	5:00 p.m. on the Trade Date

	D	9:00 a.m. on the Settlement Date

	E	10:00 a.m. on the Settlement Date

	F-G	2:00 p.m. on the Settlement Date

	H	4:00 p.m. on the Settlement Date

	I	5:00 p.m. on the Settlement Date

If a sale is to be settled on the same Business Day as the Trade Date, Settlement Procedures C, D, F and G shall be completed no later than 2:30 p.m. on such Business Day.

If a sale is to be settled more than one Business Day after the trade date, Settlement Procedures A, B and C may, if necessary, be completed at any time prior to the specified times on the first Business Day after such trade date. In connection with a sale which is to be settled more than one Business Day after the trade date, if the initial interest rate for a Floating Rate Note is not known at the time that Settlement Procedure A is completed, Settlement Procedures B and C shall be completed as soon as such rate has been determined, but no later than 11:00 a.m. and 2:00 p.m., New York City time, respectively, on the second Business Day before the Settlement Date.

Annex II-5

Settlement Procedure H is subject to extension in accordance with any extension of Fedwire closing deadlines and in the other events specified in the SDFS operating procedures in effect on the Settlement Date.

If settlement of a Book-Entry Note is rescheduled or canceled, the Bank shall deliver to DTC, through DTC’s Participant Terminal System, a cancellation message to such effect by no later than 5:00 p.m., New York City time, on the Business Day immediately preceding the scheduled Settlement Date.

Failure to Settle:	If the Registrar fails to enter an SDFS deliver order with respect to a Book-Entry Note pursuant to Settlement Procedure F, then the Registrar may deliver to DTC, through DTC’s Participant Terminal System, as soon as practicable a withdrawal message instructing DTC to debit such Book-Entry Note to the participant account of the Registrar maintained at DTC. DTC will process the withdrawal message; provided that such participant account contains a principal amount of the Global Note representing such Book-Entry Note that is at least equal to the principal amount to be debited. If withdrawal messages are processed with respect to all Book-Entry Notes of a series, the Registrar will mark such series of Book-Entry Notes “canceled” and make appropriate entries in its records. The CUSIP number assigned to such series of Book-Entry Notes shall, in accordance with CUSIP Service Bureau procedures, be canceled and not immediately reassigned.

In the case of any Book-Entry Note sold through a Distribution Agent, acting as agent, if the purchase price for any Book-Entry Note is not timely paid to the Participants with respect to such Book-Entry Note by the beneficial purchaser thereof (or a person, including an indirect participant in DTC, acting on behalf of such purchaser), such Participants and, in turn, the applicable Distribution Agent may enter SDFS deliver orders through DTC’s Participant Terminal System reversing the orders entered pursuant to Settlement Procedures F and G, respectively. Thereafter, the Registrar will deliver the withdrawal message and take the related actions described in the preceding paragraph.

Notwithstanding the foregoing, upon any failure to settle with respect to a Book-Entry Note, DTC may take any actions in accordance with its SDFS operating procedures then in effect. In the event of a failure to settle with respect to a Book-Entry Note that was to have been represented by a Global Note also representing other Book-Entry Notes, the Registrar will provide, in accordance with Settlement Procedure D, for the issuance of a Global Note representing such remaining Book-Entry Notes and will make appropriate entries in its records.

Annex II-6

Preparation and Delivery of Pricing Supplements:	If any offer to purchase a Note is accepted by the Bank, the Bank will promptly prepare a Pricing Supplement reflecting the terms of such Note. The Bank shall deliver copies of such Pricing Supplement to the Distribution Agent which made or presented the offer to purchase the applicable Note, as instructed by such Distribution Agent, and to the paying agent as soon as practicable following the trade, but in no event later than 11:00 a.m. (New York City time) on the Business Day following the applicable trade date.

Annex II-7

SCHEDULE I to ANNEX II

ROYAL BANK OF CANADA

Form of Bank Order

[DATE]

The Bank of New York Mellon

240 Greenwich Street

New York, New York 10286

Re:	Royal Bank of Canada’s Senior Global Medium-Term Notes, Series J

Ladies and Gentlemen:

Pursuant to Section 303 of the Indenture, dated as of October 23, 2003, as supplemented by the First Supplemental Indenture, dated as of July 21, 2006, by the Second Supplemental Indenture, dated as of February 28, 2007, by the Third Supplemental Indenture, dated as of September 7, 2018, by the Fourth Supplemental Indenture, dated as of June 22, 2023, and by the Fifth Supplemental Indenture, dated as of June 22, 2023 (as so supplemented, the “Indenture”), between Royal Bank of Canada, a Canadian chartered bank (the “Bank”), and you, as successor to JPMorgan Chase Bank, N.A., as Trustee, relating to the issuance by the Bank of its senior debt securities, you are hereby ordered to authenticate, in the manner provided by the Indenture and in accordance with the Administrative Procedures set forth in the Distribution Agreement, dated December 20, 2023, between the Bank and the Agents party thereto, [aggregate principal amount of Supplemental Obligation] [Title of Securities Due [___], CUSIP number [________], with terms incorporated by reference to [describe any applicable product supplement] and the pricing supplement transmitted to you herewith, by notating the issuance of such Supplemental Obligation on Annex A of the Master Note, and all additional information called for thereon. The Supplemental Obligations we are ordering you to authenticate are a series of the Bank’s Senior Global Medium-Term Notes, Series J and are to be issued on the date hereof.

II-1

Very truly yours,

ROYAL BANK OF CANADA

By:
Name:
Title:

By:
Name:
Title:

Bank Order

II-1

ANNEX III

TO THE ADDRESS OF:

RBC Capital Markets, LLC

Brookfield Place

200 Vesey Street, 8th Floor

New York, New York 10281

Attention: DCM Transaction Management/Scott Primrose

Telephone: (212) 618-7706

Email: TMGUS@rbccm.com

ANZ Securities, Inc.

277 Park Avenue, 31st Floor

New York, New York 10172

Attention: Debt Capital Markets

Fax: (212) 536-9256

Barclays Capital, Inc.

745 Seventh Avenue

New York, NY 10019

Attention: Syndicate Registration

Fax: 646-834-8133

BNY Mellon Capital Markets, LLC

240 Greenwich Street, 3W

New York, New York 10286

Attention: Dan Klinger

Fax: (212) 815-6403

BofA Securities, Inc.

114 West 47th Street

NY8-114-07-01

New York, New York 10036

Fax: (646) 855-5958

Attention: High Grade Transaction Management/Legal

dg.hg_ua_notices@bofa.com

Capital One Securities, Inc.

201 St. Charles Avenue

New Orleans, Louisiana 70170

Attention: Compliance

Telephone: (504) 521-4184

III-1

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Attention: Transaction Execution Group

Telephone: (212) 816-1135

Fax: (646) 291-5209

E-mail: TEG.NewYork@citi.com

Comerica Securities, Inc.

3551 Hamlin Road, 4th Floor, MC7476

Auburn Hills, Michigan 48326

Attention: Alex Sin

Phone: (248) 371-6975

Commonwealth Bank of Australia

Attn: Debt Capital Markets

599 Lexington Avenue, 30th Floor

New York, NY 10022

Phone: +1 212 848 9200

DBS Bank Ltd.

12 Marina Boulevard Level 41

Marina Bay Financial Centre Tower 3

Singapore 018982

Attention: Treasury & Markets - Fixed Income, Financial Institutions & Structured Products

Fax: +65 6225 7464

Desjardins Securities, Inc.

1170, rue Peel, Suite 300

Montréal, QC Canada H3B 0A9

Attention: Guillaume Poulin

Fax: 514 982 2445

Deutsche Bank Securities Inc.

1 Columbus Circle

New York, New York 10019

Attention: Debt Capital Markets Syndicate, with a copy to General Counsel,

dbcapmarkets.gcnotices@list.db.com

Fifth Third Securities, Inc.

38 Fountain Square Plaza

Cincinnati, Ohio 45263

Attention: Transaction Execution Group

III-2

Fax: (312) 704-7365

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

Attention: Registration Department

HSBC Securities (USA) Inc.

452 Fifth Avenue

New York, New York 10018

Attention: Transaction Management Group

Fax: (646) 366-3229

Email: tmg.americas@us.hsbc.com

Huntington Securities, Inc.

41 South High Street-5th floor

Columbus, Ohio 43287

Attention: Debt Capital Markets

Fax: (877) 214-8512

InspereX LLC

200 S. Wacker Drive, Suite 3400

Chicago, Illinois 60606

Attention: Head of Debt Capital Markets

Fax: (312) 379-3701

With a copy to: General Counsel: bbusscher@insperex.com

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Attention: Investment Grade Syndicate Desk

Fax: (212) 834-6081

With a copy to US_Structuring@jpmorgan.com

KeyBanc Capital Markets Inc.

127 Public Square

Cleveland, Ohio 44114

Attention: Cheree Fuqua

Fax: (216) 689-4233

Mizuho Securities USA LLC

1271 Avenue of the Americas

New York, NY 10020

Attn: Debt Capital Markets

III-3

Email: legalnotices@mizuhogroup.com

Morgan Stanley & Co. LLC

1585 Broadway, 29th Floor

New York, NY 10036

Attention: Investment Banking Division

Telephone: (212) 761-6691

Facsimile: (212) 507-8999

MUFG Securities Americas Inc.

1221 Avenue of the Americas, 6th Floor

New York, New York 10020

Attention: Capital Markets Group

Fax: (646) 434-3455

nabSecurities, LLC

277 Park Avenue, 19th Floor

New York, New York 10172

Attention: Debt Syndicate

Telephone: (212) 916-9500

National Bank of Canada Financial, Inc.

65 East 55th Street, 8th Floor

New York, New York 10022

Attention: Paul Libretta, Esq.

Telephone: (212) 632-8507

E-mail: plibretta@nbf-us.com

Natixis Securities Americas LLC

1251 Avenue of the Americas

New York, New York 10020

Attention: Debt Capital Markets c/o Legal Department

E-mail: legal.notices@natixis.com

Rabo Securities USA, Inc.

245 Park Avenue

New York, New York 10167

Attention: Debt Capital Markets

E-mail: DCM.Americas@rabobank.com

Regions Securities LLC

1180 West Peachtree St. NW, Suite 1400

Atlanta, Georgia 30309

Attention: Jill Maggiore

III-4

Fax: (404) 279-7474

Santander US Capital Markets LLC

437 Madison Avenue

New York, NY 10022

Fax: 212-407-0930

Email: DCMAmericas@santander.us

Attention: Debt Capital Markets

SG Americas Securities, LLC

245 Park Avenue

New York, New York 10167

Attention: US High Grade Syndicate

Telephone: (855) 881-2108

SMBC Nikko Securities America, Inc.

277 Park Avenue, 5th Floor

New York, New York 10172

Attention: Debt Capital Markets – Transaction Management

E-mail: prospectus@smbcnikko-si.com

Standard Chartered Bank

One Basinghall Avenue

London EC2V 5DD

United Kingdom

Tel: +44 207 885 2363

Fax: +44 207 885 8095

Email: USPrimaryDebt@sc.com

Attention: Capital Markets

Truist Securities, Inc.

3333 Peachtree Road, 11th Floor

Atlanta, Georgia 30326

Attention: Investment Grade Capital Markets

Fax: (404) 926-5027

UBS Financial Services Inc.

1285 Avenue of the Americas

New York, New York 10019

Attention: Head of Structured Solutions

UBS Securities LLC

1285 Avenue of the Americas

New York, New York 10019

III-5

Attention: Fixed Income Syndicate

Fax: (203) 719-0495

U.S. Bancorp Investments, Inc.

214 N. Tryon Street, 26th Floor

Charlotte, North Carolina 28202

Attention: Credit Fixed Income

Fax: 704-335-2393

Wells Fargo Securities, LLC

550 South Tryon Street, 5th Floor

Charlotte, North Carolina 28202

Attention: Transaction Management

Email: tmgcapitalmarkets@wellsfargo.com

Westpac Banking Corporation

575 Fifth Avenue, 39th Floor

New York, New York 10017

Attention: Mark van der Griend

Fax: +1 212-551-1998

III-6